FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Earnings Release for 1st Quarter of Fiscal Year 2014
2.	Cosan Limited consolidated interim financial statements at March 31, 2014 and report of independent registered public accounting firm

Item 1
Earnings Release

1st Quarter of Fiscal Year 2014

Pro forma EBITDA of R$1 billion and Net Income
of R$256 million in the 1Q14

São Paulo, May 13, 2014 – COSAN LIMITED (NYSE: CZZ; BM&FBovespa: CZLT33) and COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBovespa: CSAN3) announce today their results for the first quarter (1Q14) comprised of January, February and March 2014. The results are consolidated in accordance with the accounting principles adopted in Brazil and internationally (IFRS).

Earnings Conference Call	1Q14 Highlights

Portuguese
May 14, 2014
10:00 A.M. (EST time)
Phone: + 55 11 3193-1001
+ 55 11 2820-4001
Access Code: COSAN

English
May 14, 2014
11:00 P.M. (EST Time)
Phone (BR): + 55 11 3193-1001
+ 55 11 2820-4001
Phone (USA): +1 786 924 6977
Access Code: COSAN

o Increase of 9.6% in Raízen Combustíveis’s volume and EBITDA reached R$521 million.

o Raízen Energy ended the crop year 2013/14 with EBITDA of R$2.4 billion.

o Volume growth of 5.9% in Comgás commercial segment and the addition of 418 new clients.

o Rumo’s growth of 27% in loading volume and EBITDA of R$93 million.

o Gain of 19% from Radar’s property sales.

Summary of Financial Information - Cosan Pro forma¹	1Q14	1Q13
Amount in R$ MM	(Jan-Mar)	(Jan-Mar)
Net Revenue	9,593.4	8,461.5
Gross Profit	1,217.5	1,028.8
Gross Margin (%)	12.7%	12.2%
Operating Profit	567.9	466.1
EBITDA	1,026.4	911.5
EBITDA Margin (%)	10.7%	10.8%
Equity Pick-up	(16.0)	(6.1)
Net Income before non-controlling Interest	311.6	117.5
Net Income	256.1	27.1

CAPEX	835.6	829.8
Net Debt	9,616.8	8,535.0
Shareholders' Equity and Minority Shareholders	13,769.1	13,366.1

Note 1: Considering the consolidation of 50% of the Raízen Combustíveis and Raízen Energia results.

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Earnings Release 1st Quarter of Fiscal Year 2014

A. Highlights and Business Units

A.1 Business Units

As we have done in prior quarters, we will continue to present a specific section for each business unit, including their key operating data, and an analysis of the results, from net revenue to EBITDA.

Our business units (reportable segments) are organized as follows:

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Earnings Release 1st Quarter of Fiscal Year 2014

A.2 Cosan Consolidated Result

For Cosan‘s Consolidated financial information, we considered 100% of the results of Comgás, Rumo, Cosan Lubrificantes, Radar, and Other Businesses. Starting April 1, 2013, with the adoption of IFRS 11, Raízen Energia e Combustíveis’s results are reported in the “Equity Pick-up” line, considering a proportionate interest (50%) in the result. Adjustments and Eliminations represent intercompany balances and transactions.

EBITDA reported herein is in compliance with CVM Rule 527/12, published by the Brazilian Securities and Exchange Commission on October 4, 2012, and may differ from the amounts disclosed in prior periods due to equity accounting adjustment. Consequently, the EBITDA now consists of operating profit before financial expenses, plus depreciation, amortization and equity pick-up.

EBITDA (Reconciliation ICVM 527)	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Net Income	256.1	27.1	n/a
(-) Equity Pick-up	(221.8)	(92.6)	n/a
(-) Income from Discontinued Operations	-	3.4	n/a
(+) Minority Shareholders	51.8	84.8	-38.9%
(+) Income Taxes	59.6	139.2	-57.2%
(+) Net Financial Expense (Revenue)	106.2	177.5	-40.2%
(+) Depreciation and Amortization	160.4	159.4	0.6%
EBITDA (before ICVM 527)	412.3	498.9	-17.4%
(+) Equity Pick-up	221.8	92.6	n/a
EBITDA (after ICVM 527)	634.1	591.5	7.2%
(+) Reclassification of Discontinued Operations²	-	(3.4)	n/a
(-) Gross effect of Raízen formation	-	-	n/a
Adjusted EBITDA (after ICVM 527)	634.1	588.1	7.8%
Note 2: Due to the sale of the sugar t retail business represented by Cosan Alimentos, the Company reclassified this unit’s results to discontinued operations, as required by accounting rules IFRS5/CPC31 – Non-current Asset Held for Sale and Discontinued Operation.

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Earnings Release 1st Quarter of Fiscal Year 2014

Below we report the results for 1Q14 for each business unit for all segments detailed above. All information reflect 100% of their financial performance, regardless of Cosan’s interest.

For purposes of consolidated EBITDA reconciliation, the Adjustments and Eliminations column refers to the elimination of net incomes from businesses controlled by Cosan for consolidation purposes. The same adjustment is applied when we consider Raízen’s results for EBITDA calculation.

Results by Business Unit 1Q14	Comgás	Rumo	Cosan Lubricants	Radar	Other Businesses	Adjusts and Eliminations	Consolidated	Raízen Combustíveis	Raízen Energia	50% Raízen	Adjusts and Eliminations	Consolidated Pro forma
Net Revenue	1,517.4	207.9	368.3	63.6	0.1	-	2,157.2	13,011.0	2,604.8	(7,807.9)	(371.6)	9,593.4
Cost of Goods and Services	(1,069.0)	(123.5)	(290.0)	(38.3)	0.0	-	(1,520.8)	(12,340.7)	(2,113.0)	7,226.8	371.6	(8,376.0)
Gross Profit	448.4	84.4	78.3	25.2	0.1	-	636.4	670.3	491.9	(581.1)	-	1,217.5
Gross Margin(%)	29.6%	40.6%	21.3%	39.7%	118.1%	n/a	29.5%	5.2%	18.9%	7.4%	- %	12.7%
Selling Expenses	(150.3)	-	(56.3)	-	-	-	(206.6)	(283.5)	(163.2)	223.3	-	(430.0)
General and Administrative Expenses	(67.1)	(20.0)	(17.4)	(8.4)	(32.3)	-	(145.1)	(105.1)	(140.4)	122.7	-	(267.8)
Other Operating Revenues (Expenses)	(7.1)	6.7	0.4	(23.0)	(9.7)	-	(32.8)	101.8	60.2	(81.0)	-	48.2
Equity Pick-up	-	(0.0)	(1.3)	0.0	369.8	(146.7)	221.8	5.3	(10.4)	2.6	(235.2)	(16.0)
Depreciation and Amortization	(118.2)	(21.7)	(19.5)	(0.2)	(0.7)	-	(160.4)	(132.5)	(495.9)	314.2	-	(474.5)
EBITDA	342.0	92.8	23.2	(5.9)	328.6	(146.7)	634.1	521.2	734.0	(627.6)	(235.2)	1,026.4
EBITDA Margin (%)	22.5%	44.7%	6.3%	-9.3%	n/a	n/a	29.4%	4.%	28.2%	8.%	- %	10.7%

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Earnings Release 1st Quarter of Fiscal Year 2014
B. Result by Business Unit

B.1 Raízen Combustíveis

Below you will find the results of Raízen Combustíveis, the business unit that distributes and trades fuels through a network of franchised Shell service stations, in addition to supplying fuels to industrial clients and distributing aviation fuel.

Following the adoption of IFRS 11 – Joint Arrangements, starting in April 2013 Cosan no longer consolidates Raízen in its balance sheet, statement of income and cash flows, and the result from this business unit has been reported under “Equity Accounting Result” ever since. Given Raízen’s materiality in Cosan’s financial information, we will report this segment’s performance separately.

Net Revenue

Sales Breakdown	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Fuel Sales	13,011.0	10,947.1	18.9%
Ethanol	930.2	658.0	41.4%
Gasoline	5,147.6	4,406.8	16.8%
Diesel	5,435.3	4,463.8	21.8%
Aviation	1,339.8	1,277.1	4.9%
Other Products	158.1	141.4	11.8%

Raízen Combustíveis’ net revenue of 1Q14 grew 18.9% year-over-year to R$13.0 billion, chiefly due to the 9.6% increase in total fuel sales volume in the period, higher than the market’s growth, according to ANP data, especially ethanol and gasoline, which grew by 22.7% and 11.0% respectively.

This increase in volume sold is mainly due to the expansion of the network of service stations and the growth of the vehicle fleet between quarters. Additionally, the average price of products sold rose 8.5% year-over-year, basically due to the rise in Gasoline and Diesel prices by Petrobrás in 2013 as well as the average price of ethanol in the period.

The rise in Gasoline prices increased Ethanol’s competitiveness in only three Brazilian states (Mato Grosso, Paraná and São Paulo) where the parity between Ethanol and Gasoline prices remained below 70% in the quarter.

In the aviation segment, despite the lower volume sold in 1Q14 (3.1% lower compared to 1Q13), the average price grew by 8.3%, resulting in an increase of 4.9% in net revenue.

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Earnings Release 1st Quarter of Fiscal Year 2014

The network of Shell service stations ended 1Q14 with nearly 4,970 stations and 900 convenience stores.

Fuels
Volume (million liters) and Average Unit Price (R$/cbm)

Inventories

Fuels Inventories
	03/31/2014	03/31/2014	Chg. %
000' cbm	459.8	443.9	3.6%
R$'MM	942.0	906.9	3.9%
R$/cbm	2,048.9	2,042.8	0.3%

Cost of Goods Sold

COGS	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Fuel Sales	(12,340.7)	(10,351.6)	19.2%

In 1Q14, Raízen Combustíveis’ cost of goods sold totaled R$12.3 billion, an increase of 19.2% compared to 1Q13, mainly due to the higher volume sold and price increases.

Gross Profit

Gross Profit	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Gross Profit	670.3	595.5	12.6%
Gross Margin (%)	5.2%	5.4%	-0.2 p.p.

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Earnings Release 1st Quarter of Fiscal Year 2014

Gross profit in 1Q14 totaled R$670.3 million, an increase of 12.6% compared to the R$595.5 million recorded in 1Q13. Gross margin in the quarter was 5.2%, in line with the same period last year.

Selling, General, and Administrative Expenses

SG&A Expenses	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Selling Expenses	(283.5)	(265.8)	6.6%
G&A Expenses	(105.1)	(92.6)	13.5%
Other Operational Revenues/Expenses	101.8	67.3	51.2%

Raízen Combustíveis’ selling expenses totaled R$283.5 million in 1Q14, 6.6% higher compared to 1Q13, mainly due to the increase of fuel sales volume in the period, which raises freight and logistics costs.

General and administrative expenses were R$105.1 million in 1Q14, up 13.5% compared to 1Q13, due to the increase in personnel expenses, mainly because of the collective wage agreement applied in the period.

Other operating revenues and expenses include merchandising fees, convenience store royalties, revenue from leases, fees for the sale of lubricants at Raízen Combustíveis services stations, and revenues from the sale of assets, and totaled R$101.8 million in 1Q14.

EBITDA

EBITDA	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
EBITDA	521.2	422.9	23.2%
EBITDA Margin (%)	4.0%	3.9%	0.1 p.p.

Raízen Combustíveis’s EBITDA was R$521.2 million in 1Q14, an increase of 23.2% over 1Q13. EBTIDA margin was 4.0%, up 0.1 p.p. compared to 1Q13.

Capex

CAPEX	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
CAPEX	277.8	153.5	81.0%

Raízen Combustíveis’s capex totaled R$277.8 million in 1Q14, 81.0% higher than 1Q13. The main expenses are related to accelerated conversion of service stations in the period, as well as expenses with logistics, distribution and trading initiatives.

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Earnings Release 1st Quarter of Fiscal Year 2014

As mentioned in the previous quarters, the reseller network growth model is chiefly based on bonuses for the achievement of volume targets. The bonus is accounted for as deduction from gross revenue, and totaled R$22.0 million in 1Q14, adversely impacting EBITDA. In 1Q13 bonus payment amounted to R$17.9 million.

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Earnings Release 1st Quarter of Fiscal Year 2014

B.2 Raízen Energia

The following are the results for Raízen Energia, whose core business is the production and sale of a variety of products derived from sugarcane, including raw sugar (Very High Polarization - VHP), anhydrous and hydrous ethanol, as well as activities related to energy cogeneration from sugarcane bagasse and ethanol trading.

As mentioned in prior quarters, after adopting IFRS 11 – Joint Arrangements, Cosan no longer consolidates Raízen in its balance sheet, statement of income and cash flows, and the result from this business unit has been reported under “Equity Accounting Result” ever since. Given Raízen’s materiality in Cosan’s financial information, we will report this segment’s performance separately.
In this release, we are reporting Raízen Energia’s performance for the first quarter of 2014 as well as over the twelve month period to March 2014, which includes the end-of-crop results for the 2013/14 season. For comparison purposes, the crop for the same period of 2013/14 will also be presented.

Production Figures

Central-South Region

During the first quarter of 2014, the South Central region sugarcane producing regions of Brazil experienced severe drought, mainly in São Paulo state. In the period, rainfall was 28% lower than the average.

In 1Q14, mills in the South Central region of Brazil finished the crop and crushed a marginal volume of 1.6 million tons of sugarcane. The total recorded at harvest was 596 million tons of sugarcane, which represents a new crushing record in the sector and a growth of 12% compared to the previous crop.

Brazil’s drought in 1Q14, coupled with the high prices of ethanol and the volume of cane that was available but not processed in last year’s crops by some mills, led some units to start operations in mid-March for the crop of 2014/15.

During the 2013/14 crop, the region processed 596 million tons, and allocated 45.2% to sugar production, totaling a volume of 34.3 million tons compared to 34.1 million in 2012/13. Meanwhile, a total of 25.6 billion liters of ethanol were produced. Of this amount, 44% was anhydrous ethanol (approximately 11 billion liters), while hydrous ethanol totaled 14.6 billion liters (56%).

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Earnings Release 1st Quarter of Fiscal Year 2014

Raízen Energia

In 1Q14, Raízen Energia operated 24 sugar, ethanol and energy cogeneration mills, with a crushing capacity of 65.5 million tons of sugarcane per crop year.

1Q14	1Q13	Operational Figures	2013/14	2012/13
(Jan-Mar)	(Jan-Mar)		(Apr/13-Mar/14)	(Apr/12-Mar/13)	Var. %
-	-	Crushed Sugarcane	61,441	56,221	9.3%
-	-	Own (‘000 tons)	31,009	28,299	9.6%
-	-	Suppliers (‘000 tons)	30,432	27,922	9.0%
-	-	Sugarcane TRS (kg/ton)	131	134	-2.0%
-	-	Mechanization (%)	94.8%	91.7%	3.1 p.p.
		Production
-	-	Sugar	4,493	4,162	8.0%
-	-	Raw Sugar (‘000 tons)	2,991	2,575	16.2%
-	-	White Sugar (‘000 tons)	1,502	1,587	-5.4%
-	-	Ethanol	2,037	1,903	7.1%
-	-	Anhydrous Ethanol (‘000 cbm)	987	833	18.5%
-	-	Hydrous Ethanol (‘000 cbm)	1,050	1,070	-1.8%

All Raízen Energia mills ended activities in December 2013, and therefore there was no crushing or production in 1Q14.

The volume of cane crushed during the 2013/14 crop totaled 61.4 million tons, an increase of 9.3% compared to the 56.2 million tons of cane crushed in the 2012/13 crop. Nearly 49.5% of the crushed amount was third-party sugarcane while 50.5% was own sugarcane, including agricultural partners.

In the crop 2013/14, 94.8% of own sugarcane was harvested mechanically and the TRS of the sugarcane reached 130.9 kg/ton, down 2.0% year-over-year mainly due to unfavorable weather conditions during the harvest, causing the concentration of total sugars in the harvested cane to be diluted.

Agricultural productivity - measured in tons of sugarcane per hectare (TCH) - reached 83.9 t/ha in the 2013/14 crop, an increase of 3.5% compared to the 2012/13 crop, which reached 81.1 t/ha.

The average age of the sugarcane fields reached 3.1 years, reflecting the appropriate renewal of the own sugarcane plantation areas during the crop 2013/2014. The production mix was concentrated in sugar again, with 58.0% of sugarcane crushed used to make this product, totaling 4.5 million tons of sugar and 2.0 billion liters of ethanol produced.

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Earnings Release 1st Quarter of Fiscal Year 2014

Net Revenue

1Q14	1Q13		Sales Breakdown	2013/14	2012/13
(Jan-Mar)	(Jan-Mar)	Chg.%	Amounts in R$ MM	(Apr/13-Mar/14)	(Apr/12-Mar/13)	Chg.%
2,604.8	2,350.4	10,8%	Net Operating Revenue	9,455.2	8,468.2	11.7%
1,225.5	1,176.7	4.1%	Sugar Sales	4,353.1	4,354.0	0.0%
270.9	198.3	36.6%	Domestic Market	940.4	899.2	4.6%
954.5	978.4	-2.4%	Foreign Market	3,412.7	3,454.8	-1.2%
1,321.3	1,123.3	17.6%	Ethanol Sales	4,464.5	3,313.3	34.7%
663.9	528.9	25.5%	Domestic Market	2,379.3	1,328.4	79.1%
210.1	323.2	-35.0%	Foreign Market	868.7	1,266.2	-31.4%
447.2	271.2	64.9%	Trading	1,216.5	718.8	69.2%
27.3	13.1	n/a	Energy Cogeneration	403.8	569.7	-29.1%
30.8	37.2	-17.2%	Other Products and Services	233.8	231.2	1.1%

Raízen Energia’s net revenue in 1Q14 totaled R$2.6 billion, an increase of 10.8% compared to 1Q13, when the reported revenue was R$2.4 billion.

The main reasons for the net revenue increase during the quarter was the higher volume of all products sold, as well as an increase in the average ethanol prices, both domestic and foreign markets, and energy (electricity) prices.

In the 2013/14 crop, net revenue reached R$9.5 billion, compared to the R$8.5 billion recorded in 2012/13, an increase of 11.7% between crops, mainly due to the higher volume of sales and higher average price of ethanol in the period.

Sugar Sales

In 1Q14, net revenue from sugar sales totaled R$1.2 billion, 4.1% higher than reported in 1Q13. Sugar sales accounted for 47.0% of Raízen Energia’s overall net revenue in 1Q14.

During the quarter, the total volume of sugar sold was 1.3 million tons, an increase of 10.9% compared to 1Q13, generating an effect equivalent to R$127.9 million in net revenue. This increase was partially offset by a decrease of 6.1% in the average price, which went from R$986.6/t in 1Q13 to R$926.8/t in 1Q14. This lower average price is due a decrease in sugar sales to the foreign market in 1Q14 (77.3% compared to 81.2% in 1Q13). The devaluation of the Brazilian real against the US dollar and Raízen’s successful fixed price strategy offset lower commodity prices.

Net revenue from sugar sales in the 2013/14 crop finished in line with the crop in 2012/13, totaling R$4.4 billion. There was an increase of 8.7% in the total volume of sugar sold during the 2013/14 crop, mainly in the domestic market, which grew 13.1% year-over-year, impacted by the lower average prices in the 2013/14 crop - both in the domestic and foreign markets.

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Earnings Release 1st Quarter of Fiscal Year 2014

Sugar
Volume Sold (‘000 tons) and Average Unit Price (R$/ton)

Sugar Inventories

Ethanol Sales

Net revenue from ethanol sales in 1Q14 reached R$1.3 billion, 17.6% up from 1Q13 (R$1.1 billion). Ethanol sales accounted for 50.7% of Raízen Energia. This increase is explained by the rise of 6.9% in sales volumes, and the increase of 10.0% of the average price, which was up from R$1.424/cbm in 1Q13 to R$1.566/cbm in 1Q14.

Sales of ethanol in the domestic market reached 55.8% of total sales in 1Q14, mainly driven by the higher demand that caused an increase from 20% to 25% in the mandatory mix of ethanol in gasoline, and the increased competitiveness of hydrous ethanol versus gasoline in three Brazilian states (Mato Grosso, Paraná and São Paulo).

Ethanol exports were lower in 1Q14 year-over-year due to a lower demand from the international market, and to the stronger competitiveness of corn ethanol, produced in the United States.

Net revenue from ethanol sales in the 2013/14 crop totaled R$4.5 billion compared to R$3.3 billion in the 2012/13 crop, an increase of 34.7% year-over-

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Earnings Release 1st Quarter of Fiscal Year 2014

year. This growth is mostly due to the higher volume sold of 32.0%, as well as the increase of 2.1% in the average price.

Net revenue from ethanol trading operations totaled R$1.2 billion in the 2013/14 crop, 69.2% higher than reported in the 2012/13 crop, due to the higher volume handled, which totaled approximately 679 million liters, representing an increase of 110.8% compared to the 2012/13 crop.

Ethanol
Volume Sold (million liters) and Average Unit Price (R$/cbm)

Ethanol Inventories

Ethanol Inventories
	03/31/2014	03/31/2013	Chg. %
´000 cbm	108.0	61.0	77.2%
R$'MM	124.5	71.4	74.5%
R$/cbm	1,153.0	1,170.0	-1.4%

Energy Cogeneration

All of Raízen Energia’s 24 mills generate energy and are self-sufficient, and 13 sell surplus energy from cogeneration.

In 1Q14, net revenue from energy sales totaled R$27.3 million, an increase of 107.5% compared to 1Q13, when the value reported was R$13.1 million. During the quarter, total energy sold increased by 32.4%, reaching 71,100 MWh, reflex of extended cogeneration initiatives in the period between harvests. The average price was R$384/MWh, 56.8% higher than the average price in 1Q13, due to the higher volume of transactions in the spot market in 1Q14.

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Earnings Release 1st Quarter of Fiscal Year 2014

In the 2013/14 crop, net revenue from energy sales totaled R$403.8 million, a decrease of 29.1% compared to the 2012/13 crop, when the reported value was R$569.7 million. The decrease in net revenue was mainly due to a 28.1% drop in the volume sold, as well as in the average price, going from R$188/MWh in the 2012/13 crop to R$185/MWh in the 2013/14 crop.

Electric Energy
Volume Sold (’000 MWh) and Average Unit Price (R$/MWh)

Other Products and Services

In 1Q14, net revenue from other products and services totaled R$30.8 million, down 17.2% year-over-year. In the 2013/14 crop, this revenue totaled R$233.8 million, 1.1% lower than reported in the 2012/13 crop. These revenues are relative to the sale of sugarcane, steam, molasses and raw materials to service providers in the agricultural industry.

Cost of Goods Sold

Raízen Energia's cost of goods sold is reported together with the average unit costs, net of the effects of depreciation and amortization (cash cost).

1Q14	1Q13		COGS per Product	2013/14	2012/13
(Jan-Mar)	(Jan-Mar)	Chg. %	Amounts in R$ MM	(Apr/13-Mar/14)	(Apr/12-Mar/13)	Chg. %
(2,113.0)	(2,091.0)	1.1%	Cost of Goods Sold	(7,703.0)	(6,881.9)	11.9%
(958.4)	(825.6)	16.1%	Sugar	(3,276.0)	(2,997.4)	9.3%
(721.2)	(730.5)	-1.3%	Ethanol	(2,787.9)	(2,317.9)	20.3%
(428.4)	(273.2)	56.8%	Trading	(1,170.0)	(705.5)	65.8%
(14.9)	(10.9)	36.6%	Energy Cogeneration	(163.6)	(399.0)	-59.0%
10.0	(250.7)	n/a	Others	(305.5)	(462.0)	-33.9%
			Average Unitary Costs²
(529.9)	(505.2)	4.9%	Cash Cost of Sugar (R$/ton)	(511.6)	(493.4)	3.7%
(834.1)	(816.5)	2.2%	Cash Cost of Ethanol (R$/’000 liters)	(852.7)	(775.4)	10.0%
Note 2: Average unit costs represent the cash cost, which is net of plantation and cultural treat depreciation and amortization, agricultural depreciation (machinery and equipment), industrial depreciation, and harvest off-season maintenance.

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Earnings Release 1st Quarter of Fiscal Year 2014

Raízen Energia’s cost of goods sold was R$2.1 billion in 1Q14, in line with the value reported in the same period last year. In the 2013/14 crop, the cost of goods sold totaled R$7.7 billion, 11.9% higher than in the 2012/13 crop, mainly due to the higher volumes of sugar and ethanol sold.

Also, the lower dilution of fixed costs caused by a decrease of 1.9% in the TSR level, which went from 133.4 kg/ton in the 2012/13 crop to 130.9 kg/ton in the 2013/14 crop, directly impacted the sugarcane cost.

The unit cost of products made by Raízen Energia was also impacted by the following factors:

•	Decrease in the cost of the TSR kilo released by CONSECANA of 3.3%, from R$0.4728 in 1Q13 to R$0.4572 in 1Q14;

•	Increase in the agricultural productivity of sugarcane fields, represented by a higher TCH (ton of cane per hectare) level of 83.9 in the 2013/14 crop compared to 81.1 in the 2012/13 crop.

Gross Profit

1Q14	1Q13		Gross Profit and Gross Margin	2013/14	2012/13
(Jan-Mar)	(Jan-Mar)	Chg. %	Amounts in R$ MM	(Apr/13-Mar/14)	(Apr/12-Mar/13)	Chg. %
491.9	259.4	89.6%	Gross Profit	1,752.2	1,586.3	10.5%
267.0	351.1	-23.9%	Sugar	1,077.1	1,356.6	-20.6%
21.8%	29.8%	-7.9 p.p.	Sugar Gross Margin (%)	24.7%	31.2%	-6.3 p.p.
42.8%	48.8%	-5.9 p.p.	Sugar (Cash) Gross Margin (%)	45.9%	52.1%	-6.0 p.p.
152.8	121.7	25.6%	Ethanol	460.2	276.6	66.4%
17.5%	14.3%	3.3 p.p.	Ethanol Gross Margin (%)	14.2%	10.7%	3.5 p.p.
42.2%	38.1%	4.2 p.p.	Ethanol (Cash) Gross Margin (%)	36.1%	39.1%	-3.0 p.p.
18.8	(2.1)	n/a	Trading	46.5	13.3	n/a
4.2%	-0.8%	5.0 p.p.	Ethanol Trading Margin (%)	3.8%	1.8%	2.2 p.p.
12.3	2.2	n/a	Energy Cogeneration	240.3	170.7	40.8%
45.2%	16.8%	28.4 p.p.	Energy Cogeneration Margin (%)	59.5%	30.0%	29.7 p.p.
40.9	(213.5)	n/a	Other Products and Services	(71.7)	(231.4)	-69.0%

In 1Q14, Raízen Energia’s gross profit totaled R$491.9 million, an increase of 89.6% compared to 1Q13, when the gross profit reported was R$259.4 million.

Gross profit from the sale of sugar reached R$267.0 million in 1Q14, a decrease of 23.9% year-over-year. The result from the sale of ethanol rose 25.6% year-over-year to R$152.8 million in 4Q13. The sale of electric energy resulted in gross profit of R$12.3 million, significantly up year-over-year.

The result from the sale of other products and services totaled R$ 40.9 million in the quarter and was mostly impacted by the gain (non-cash impact) of R$54.7

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Earnings Release 1st Quarter of Fiscal Year 2014

million from the positive effect of the biological asset’s fair value and agricultural produce.

In the 2013/14 crop, gross profit totaled R$1.8 billion, an increase of 10.5% compared to the gross profit reported in the previous period, which reached R$1.6 billion.

The gross profit from sugar sales was R$1.1 billion, 20.6% lower than reported in the 2012/13 crop. The gross profit from ethanol sales was 66.4% higher than reported in the 2012/13 crop, totaling R$460.2 million. Meanwhile, the sales of energy (electricity) resulted in gross profit of R$240.3 million, 40.8% higher than reported in the previous crop.

The result from the sale of other products and services in the 2013/14 crop was negative by R$71.7 million, impacted by the loss (non-cash impact) of R$73.4 million, due to the negative effect variation of the biological asset’s fair value and agricultural produce.

Selling, General & Administrative Expenses

1Q14	1Q13		SG & A Expenses	2013/14	2012/13
(Jan-Mar)	(Jan-Mar)	Chg. %	Amounts in R$ MM	(Apr/13-Mar/14)	(Apr/13-Mar/14)	Chg. %
(163.2)	(196.7)	-17.0%	Selling Expenses	(637.3)	(638.8)	-0.2%
(140.4)	(135.3)	3.7%	General and Administrative Expenses	(552.0)	(490.2)	12.6%

Raízen Energia’s selling expenses totaled R$163.2 million in 1Q14, a decrease of 17.0% year-over-year, mainly due to the lower volume of sugar sales in the foreign market, reducing freight, logistics and port elevation costs. In the 2013/14 crop, selling expenses totaled R$637.3 million, remaining in line with the value reported in the previous crop.

General and administrative expenses reached R$140.4 million in 1Q14, 3.7% higher than reported in 1Q13, which amounted R$135.3 million. In the 2013/14 crop, general and administrative expenses were R$552.0 million, an increase of 12.6% compared to the 2012/13 crop, mostly because of higher compensation and benefits costs.

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Earnings Release 1st Quarter of Fiscal Year 2014

EBITDA

1Q14	1Q13		EBITDA	2013/14	2012/13
(Jan-Mar)	(Jan-Mar)	Chg. %	Amounts in R$ MM	(Apr/13-Mar/14)	(Apr/12-Mar/13)	Chg. %
734.0	410.5	78.8%	EBITDA	2,435.9	2,408.3	1.1%
28.2%	17.5%	10.7 p.p.	EBITDA Margin (%)	25.8%	28.4%	-2.7 p.p.

Raízen Energia's EBITDA totaled R$734.0 million in 1Q14, an increase of 78.8% compared to 1Q13, when the reported value reached R$410.5 million. In the 2013/14 crop, EBITDA was R$2.4 billion, remaining flat compared to the 2012/13 crop.

The significant increase in Raízen Energia's EBITDA compared to previous quarters is due to the successful strategy of building and carrying over stocks of sugar and ethanol from 4Q 2013 to 1Q14, which were sold at higher prices.

1Q14	1Q13		EBITDA Ex-Biological Asset	2013/14	2012/13
(Jan-Mar)	(Jan-Mar)	Chg. %	Amounts in R$ MM	(Apr/13-Mar/14)	(Apr/13-Mar/14)	Chg. %
734.0	410.5	78.8%	EBITDA	2,435.9	2,408.3	1.1%
(54.7)	209.7	n/a	(+) Biological Asset Effect	73.4	227.7	-67,8%
679.3	620.2	9.5%	EBITDA Ex-Biological Asset	2,509.3	2,636.0	-4.8%

When the effects of the biological asset are adjusted in Raízen Energia’s EBITDA, we notice a growth of 9.5%, totaling R$679.3 million in 1Q14. In the accumulated harvest, EBITDA remained almost unchanged, from R$2.64 billion in the 2012/13 crop to R$2.51 billion in the 2013/14 crop.

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Earnings Release 1st Quarter of Fiscal Year 2014

Hedge

Volume positions and fixed sugar prices agreed with traders or through derivative financial instruments as of March 31, 2014, and foreign exchange derivatives contracted by Raízen Energia to hedge future cash flows, are as follows:

Summary of Hedge Operations at Mar 31, 20144
Sugar	2014/15	2015/16
NY11
Volume (‘000 ton)	1,647.4	25.0
Average Price (¢US$/lb)	18.16	18.50
Exchange Rate
US$
Volume (US$ mm)	686.2	10.6
Average Price (R$/US$)	2.41	2.71

Note 4: The table above shows the hedging coverage onsidering the crop years ending on 3/31/2014 and 3/31/2015 respectively.

Impacts of Hedge Accounting

Raízen Energia has been using cash flow hedge accounting for certain derivative financial instruments in order to hedge against the price risk for sugar over revenues from sugar exports.

The table below shows the expected transfer of gain/loss balances from the shareholders’ equity as at March 31, 2014 to the net operating income of Raízen Energia5 in future years, broken down by coverage period for the following hedging instruments:

Expiration Period - (R$MM)
Derivative	Market	Risk	2014	2015	Total
Futures	OTC/NYBOT	NY#11	(16.4)	(0.9)	(17.4)
(=) Hedge Accounting impact			(16.4)	(0.9)	(17.4)
(-) Deferred Income Tax			5.6	0.3	5.9
(=) Asset Valuation Adjustment			(10.8)	(0.6)	(11.4)

Note 5 The table above shows 100% of the hedge accounting gains/losses reclassified to shareholders’ equity. As Cosan holds a 50% interest at Raízen Energia, hedge accounting will have a proportionate impact on Other Comprehensive Income in Cosan’s shareholders’ equity.

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Earnings Release 1st Quarter of Fiscal Year 2014

Capex

1Q14	1Q13		CAPEX	2013/14	2012/13
(Jan-Mar)	(Jan-Mar)	Chg. %	Amounts in R$ MM	(Apr/13-Mar/14)	(Apr/12-Mar/13)	Chg. %
1,009.1	1,017.2	-0.8%	Total CAPEX	2,522.4	2,404.6	4.9%
698.4	749.1	-6.8%	Operating CAPEX	1,777.9	1,934.1	-8.1%
166.3	184.0	-9.6%	Biological Assets	917.6	948.8	-3.3%
370.3	403.7	-8.3%	Inter-Harvest Maintenance Costs	570.9	602.3	-5.2%
63.1	18.2	247.6%	SSMA and Sustaining	120.6	64.6	86.7%
89.3	84.6	5.5%	Mechanization	148.8	205.3	-27.5%
9.5	58.6	-83.8%	Industrial	20.0	113.1	-82.3%
310.7	268.2	15.9%	Expasion CAPEX	744.5	470.4	58.3%
63.1	18.2	-88.7%	Cogeneration Projects	120.6	64.6	-81.3%
89.3	84.6	30.0%	Expansion and Other Projects	148.8	205.3	97.3%

Raízen Energia recorded Capex of R$1.0 billion in 1Q14, remaining almost in line with 1Q13.

The main operating capital expenditures in the quarter were focused on investments in biological assets, agricultural and industrial interharvest maintenance, crushing expansion projects in Paraguaçu and Caarapó, and 2G Ethanol.

The expenditures in biological assets totaled R$166.3 million, 9.6% lower than the same period last year. The reduction in the industrial line compared to 1Q13 is due to finalization of investment in the Diamante, Zanin and Jataí units.

Investments in the cogeneration projects had a decrease of 88.8% compared to the same quarter of the previous period, mainly due to the completion of the Univalem project.

The Expansion and other projects line totaled R$307.0 million of expenditure in crushing expansion projects at the Paraguaçu and Caarapó units. This line also includes other initiatives such as projects for vinasse concentration, biomass projects, expansion of mechanized planting, and operating improvements.

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Earnings Release 1st Quarter of Fiscal Year 2014

B.3 Comgás
In this section we report on the results of Comgás, our natural gas distribution business unit operating in the concession area consisting of the Metropolitan Region of São Paulo, the Administrative Region of Campinas, Baixada Santista, and Vale do Paraíba in São Paulo state.

Volumes Sold

Volume Sold	1Q14	1Q13
Volume ('000 cbm)	(Jan-Mar)	(Jan-Mar)	Chg.%
Total Gas Sales	1,313,066	1,367,015	-3.9%
Gas Sales - without thermal power	1,106,133	1,138,373	-2.8%
Residential	37,908	41,815	-9.3%
Commercial	27,322	25,793	5.9%
Industrial	912,916	928,145	-1.6%
Cogeneration	74,891	82,659	-9.4%
Vehicular	53,095	59,961	-11.5%
Thermal Power	206,933	228,642	-9.5%

Comgás’s business strategy is focused on growing the residential and commercial segments, and on developing the cogeneration and VNG segments. The industrial segment growth - the most representative in terms of volume - has its performance linked to the industrial activity in the concession area. The Company's distribution network totaled 11,273 km in March 2014, of which 335 km were added in 1Q14.

In 1Q14, the company distributed 37.9 million cbm of gas in the residential segment, 9.3% less than the volume distributed in 1Q13, which reached 41.8 million cbm. The difference of volume in this segment is mainly explained by high temperatures in the first quarter of 2014 compared to the same period of 2013, which reduced the consumption for heating water for bathing/showering throughout the customer base with natural gas heaters. The segment closed the quarter with 970,439 meters connected, an increase of 8.1% compared to 1Q13 (897,974 meters). The residential segment accounted for 3% of the total volume distributed in 1Q14, representing 18% of Comgás’s total margin.

Comgás distributed 27.3 million cbm of gas in the commercial segment during 1Q14, 5.9% higher than 1Q13, in which the total volume of distribution was 25.8 million cbm. This variation is explained by the addition of 1,280 new clients in the last 12 months - 418 added in the first quarter of 2014. This market represents 2% of the total volume of gas distributed in the quarter and 8% of Comgás’s total margin.

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Earnings Release 1st Quarter of Fiscal Year 2014

The industrial segment totaled 912.9 million cbm in 1Q14, 1.6% lower than 1Q13 (928,100,000 cbm). This variation is related to the performance of the economy and the low industrial activity in the period. At the quarter end, Comgás had 1,033 clients in this segment, accounting for 70% of the total distributed in the period, representing 68% of the total margin.

The cogeneration segment saw a reduction of 9.4% in the volume of gas distributed, reaching 74.9 million cbm in 1Q14 compared to 82.6 million cbm in 1Q13. This decrease is mainly due to lower production of some plants, because of preventive or corrective maintenance, as well as reducing the level of activity, especially in the textile sector. The segment represents 6% of the total volume of natural gas distributed by Comgás in the year, contributing 3% to the gross margin.

In 1Q14, the automotive segment represented 4% of the total volume of gas distributed by the company, totaling 53.1 million cbm. However, this number is 11.5% less than the volume of gas sold in 1Q13. This segment contributed 1% to Comgás’s gross margin. Despite the lower volume sold, this was the first quarter that the number of installations of the VNG kit in vehicles has increased in recent years, with 670 conversions in 1Q14, 4.5% higher than 1Q13 with 641 conversions.

In the thermal generation segment, sales reached 206.9 million cbm in 1Q14, a decrease of 9.5% compared to 1Q13. The segment accounted for 16% of the total volume of gas sold by Comgás in 1Q14, representing 2% of the total margin. It is important to note that Comgás’s gas supply contracts do not include thermal power plants. If thermal power plants need to dispatch gas, Petrobras will supply the Company the additional volume, because these are “back to back” contracts.

Natural Gas
Volume of Gas Sold (million cbm) and New Customers Connected (thousand units)

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Earnings Release 1st Quarter of Fiscal Year 2014

Operating Revenue

Sales Breakdown	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg.%
Gross Operating Revenue	1,864.6	1,771.5	5.3%
Gas Sales	1,737.3	1,629.5	6.6%
Residential	142.4	144.7	-1.6%
Commercial	70.2	61.8	13.6%
Industrial	1,302.2	1,200.9	8.4%
Cogeneration	75.5	80.3	-6.0%
Thermal Power	87.6	84.7	3.4%
Vehicular	59.4	57.1	4.1%
Construction Revenue	117.6	135.2	-13.0%
Other	9.6	6.8	41.6%
Tax on Sales	(347.2)	(323.8)	7.2%
Net Operating Revenue	1,517.4	1,447.7	4.8%
Gas Sales	1,391.3	1,305.1	6.6%
Construction Revenue	117.6	135.2	-13.0%
Other	8.5	7.4	14.2%

Comgás’s net revenue from sales and services reached R$1.5 billion in 1Q14, an increase of 4.8% compared to 1Q13, when the total was R$1.4 billion.

Increased rates, as approved by ARSESP resolutions no. 421 and 455, were the main drivers of the changes in Revenue from the Sale of Natural Gas. To establish the new rates, the ARSESP considered the period's inflation, as well as the increased cost of natural gas, especially imported gas. This cost is impacted by the appreciation of the dollar and the average contracted oil price per barrel, key elements for Bolivian natural gas price formation.

Cost of Goods Sold and Services Provided

COGS	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg.%
Cost of Goods and Services	(1,069.0)	(1,032.4)	3.5%
Natural Gas	(951.3)	(897.2)	6.0%
Construction - ICPC 01	(117.6)	(135.2)	-13.0%

In 1Q14, the cost of goods sold and services by Comgás totaled R$1.1 billion, an increase of 3.5% compared to 1Q13, in which the value was reported at R$1.0 billion.

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Earnings Release 1st Quarter of Fiscal Year 2014

The rising cost of natural gas can be explained mainly by the increase in the cost of natural gas in supply contracts priced in dollars. The variation in the construction cost line is directly linked to lower levels of investment during 1Q14.

The rise of the US dollar against the Brazilian Real strongly impacted the cost of gas, and the ARSESP’s transfers were not enough to fully recover the amount of the regulatory current account for the quarter. The Agency authorizes the rate updates so as to pass through the natural gas cost. Because the billed gas is indexed to the US dollar by Petrobrás, the amounts are passed on to users.

It is worth noting that the differences between the actual cost incurred and the cost of gas included in the rate and billed to clients, according to the rate structure defined by ARSESP, are accumulated in the regulatory current account and passed through/billed as determined by the regulatory authority in the periodic price adjustments or rate revisions. This balance is adjusted on a monthly basis at the SELIC rate. On March 31, 2014, the regulatory current account recorded a balance of R$296.7 million for Comgás, after a recovery of R$50.7 million in 1Q14.

The regulatory current account represents a receivable or payable balance according to the difference between the price of the natural gas acquired by Comgás and the price considered to form the rate. This balance is not accounted for, and therefore when we refer to its normalization, it means we consider this asset and/or liability as if it had been accounted for.

Gross Profit

Gross Profit	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Gross Profit	448.4	415.4	8.0%
Gross Margin (%)	29.6%	28.7%	0.9 p.p.

In 1Q14, Comgás reported gross profit of R$448.4 million, up 7.9% year-over-year (R$415.4 million in 1Q13).

Selling, General, and Administrative Expenses

SG&A Expenses	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Selling Expenses	(150.3)	(151.5)	-0.8%
G&A Expenses	(67.1)	(70.5)	-4.7%
Other Operating Revenues (Expenses)	(7.1)	(1.4)	n/a

Comgás’ selling expenses totaled R$150.3 million in 1Q14, 0.8% lower than the R$151.5 million reported in 1Q13.

In 1Q14, general and administrative expenses were R$67.1 million, 4.7% lower than the R$70.5 million reported in 1Q13.

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Earnings Release 1st Quarter of Fiscal Year 2014

EBITDA

EBITDA	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
EBITDA	342.0	314.4	8.8%
EBITDA Margin (%)	22.5%	21.7%	0.8 p.p.
Normalizade EBITDA	282.8	262.0	7.9%
Normalized EBITDA Margin (%)	18.6%	18.1%	0.5 p.p.

Comgás’ EBITDA reached R$342.0 million in 1Q14, an increase of 8.8% year-over-year, with EBITDA margin of 22.5%. Normalized by the regulatory current account, EBITDA totaled R$282.8 million for the quarter, up 7.9% year-over-year.

Capex

CAPEX	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
CAPEX	155.8	174.5	-10.7%

In 1Q14, capex reached R$155.8 million, a decrease of 10.7% compared to the R$174.5 million spent in the same period of 2013. This variation can be explained by high investments in the RETAP project during 2013.

Of the total investments made during the quarter, approximately 69% was in the expansion of the gas distribution network. A total of 335 km of network was added during the quarter, 11.5% higher than in 1Q13.

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Earnings Release 1st Quarter of Fiscal Year 2014

B.4 Rumo

Below we report on Rumo’s results, the company responsible for providing integrated logistics services, consisting of transportation, storage and port elevation for sugar and other agricultural commodities.

Net Revenue

Net Revenue Breakdown	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg.%
Net Operating Revenue	207.9	168.4	23.5%
Transportation	154.9	128.5	20.6%
Loading	49.4	36.6	34.9%
Other	3.6	3.3	9.5%

Rumo’s net revenue totaled R$207.9 million in 1Q14, 23.5% higher than reported in 1Q13, due to higher transportation and elevation volumes in the period.

Net revenue from transportation totaled R$154.9 million in 1Q14, up 20.6% year-over-year. This increase was mainly due to growth of approximately 60% of the sugar volume transported following the sale of inventories built in 4Q 2013 by leading producers in the market.

Rumo’s sugar elevation volume totaled 2.7 million tons in 1Q14, 27.3% higher than 1Q13. Revenue from elevation was R$49.4 million, an increase of 34.9% compared to the same period last year due to new contracts signed during 1Q14 and the dislocation of sugar volume shipments following the same dynamic explained in the transportation operation.

Port Elevation Volume
(thousand t)

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Earnings Release 1st Quarter of Fiscal Year 2014

Cost of Services Provided

Costs of Services	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Cost of Services	(123.5)	(95.2)	29.8%

Rumo’s cost of services provided includes railway and highway freight, port elevation, transshipment and storage costs in upstate São Paulo and at the Port of Santos.

The cost of services provided by Rumo in 1Q14 was R$123.5 million, 29.8% higher than the R$95.2 million reported in 1Q13. This growth is mostly due to higher transportation and elevation volumes in the period, as well as higher freight costs, mainly impacted by the contingent contracting of highway transportation to the port of Santos.

Gross Profit

Gross Profit	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Gross Profit	84.4	73.2	15.3%
Gross Margin (%)	40.6%	43.5%	-2.9 p.p.

Rumo had a 15.3% growth in its gross profit, from R$73.2 million in 1Q13 to R$84.4 million in 1Q14, and the gross margin was 40.6%.

General and Administrative Expenses

G&A Expenses	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
G&A Expenses	(20.0)	(16.7)	19.6%

Rumo’s general and administrative expenses totaled R$20.0 million in 1Q14, 19.6% higher than the R$16.7 million reported in 1Q13, reflecting the adjustment in the administrative structure for new logistics projects in ports and rail.

EBITDA

EBITDA	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
EBITDA	92.8	69.1	34.4%
EBITDA Margin (%)	44.7%	41.0%	3.6 p.p.

Rumo’s EBITDA totaled R$92.8 million in 1Q14, representing an increase of 34.4% compared to the R$69.1 million reported in 1Q13. The EBITDA margin rose by 3.6 percentage points, from 41.0% in 1Q13 to 44.7% in 1Q14.

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Earnings Release 1st Quarter of Fiscal Year 2014

Capex

CAPEX	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
CAPEX	14.0	57.0	-75.5%

In 1Q14, Rumo’s capital expenditure totaled R$14.0 million, and was invested in the following initiatives:

(i)
R$9.5 million in improvements to the port terminal of Santos, including increased unloading capacity, construction of the coverage of the South terminal and improvements in the rail yard between terminals XVI and XIX.

(ii)	R$1.3 million in improvements in the internal logistics of the transfer terminal in Sumaré, São Paulo.

(iii)	R$3.2 million related to several initiatives undertaken during the maintenance shutdown of the terminals in the sugar interharvest period.

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Earnings Release 1st Quarter of Fiscal Year 2014

B.5 Cosan Lubrificantes

Results of the lubricants segment include the manufacturing and distribution of Mobil and Comma lubricants, resale of base oil and automotive specialties in Brazil and in 40 other countries through two plants located in Rio de Janeiro, Brazil, and in Kent, U.K.

Net Revenue

Sales Breakdown	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg.%
Net Operating Revenue	368.3	357.7	3.0%

Net revenues from the sales of lubricants, resale of base oil and other products and services of Cosan Lubrificantes totaled R$368.3 million in 1Q14, 3.0% higher than the R$357.7 million reported in 1Q13, due to the increase of international business sales.

As a result, the total unit average revenue grew 2.4% in the quarter, from R$4,933/cbm reported in 1Q13 to R$5,050/cbm.
Lubricants, Base Oils, and Other Products
Volume (million liters) and Average Unit Revenue (R$/’000 liters)

Cost of Goods Sold and Services Provided

COGS	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Cost of Goods and Services	(290.0)	(257.8)	12.5%
COGS (R$/cbm)
Lubrificants and Base Oil	(3,977)	(3,557)	11.8%

The cost of goods sold and services provided by Cosan Lubrificantes in 1Q14 rose 12.5% compared to 1Q13, reaching R$290.0 million, an increase caused

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Earnings Release 1st Quarter of Fiscal Year 2014

mainly by the foreign exchange rate impact, which affects the costs of importing base oil.

Consequently, the average total unit cost in 1Q14 was R$3,977/cbm, 11.8% higher than the R$3,556/cbm reported in 1Q13.

Gross Profit

Gross Profit	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Gross Profit	78.3	99.9	-21.6%
Gross Margin (%)	21.3%	27.9%	-6.7 p.p.

Gross profit totalled R$78.3 million in 1Q14, and the gross margin was 21.3%, 6.6 percentage points less than in 1Q13, which was 27.9%.

Selling, General & Administrative Expenses

SG&A	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Total Expenses	(73.7)	(67.6)	9.0%

Selling, general and administrative expenses grew 9.0% in 1Q14, reaching R$73.7 million, mainly due to the expansion of international trading activities impacted by the exchange rate effect linked to these operations.

EBITDA

EBITDA	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
EBITDA	23.2	47.6	-51.1%
EBITDA Margin (%)	6.3%	13.3%	-7.0 p.p.

Cosan Lubrificantes’ EBITDA was R$23.2 million in 1Q14 with a margin of 6.3%.

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B.6 Radar

Below we report on Radar’s results, whose main activity is investment in agricultural properties, land leasing in the Brazilian rural real estate market, and portfolio management.

Assets Portfolio

State	Culture	%	Area (hectare)	Area (acre)	Market Value ( R$MM)
Third-party Land	-	-	129,041	318,730	1,617
Owned Land	-	100.0%	106,259	262,461	2,534
São Paulo	Sugarcane	65%	69,260	171,073	2,129
Maranhão	Grains	16%	16,651	41,129	145
Mato Grosso	Grains	12%	12,303	30,388	164
Bahia	Grains	7%	7,155	17,674	80
Goiás	Sugarcane	1%	672	1,659	16
Mato Grosso do Sul	Sugarcane	0%	218	538	2
Total

Radar closed 1Q14 with a land portfolio of R$2.5 billion, and total area of 106.3 thousand hectares (262.5 thousand acres), distributed throughout six Brazilian states. Considering third-party assets managed by Radar, total area under management is 235.3 thousand hectares (581.2 thousand acres), equivalent to R$4.2 billion.

Net Revenue, Cost of Products and Gross Profit

	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Net Revenue	63.6	15.4	n/a
Property Sale	45.6	-	n/a
Land Lease	16.1	15.4	4.8%
Cost of Property Sales	1.8	-	n/a
Property Sale	(38.3)	0.0	n/a
Gross Profit	25.2	15.4	64.1%
Gross Margin (%)	39.7%	100.0%	-60.3 p.p.

Radar’s net revenue was R$63.6 million in 1Q14, mainly impacted by (i) sales of land in amount of R$45.6 million, (ii) and the increase in leasing prices due to the fluctuation of variables that make up agricultural commodities prices and impact the agreements’ indexes in amount of R$17.9 million.

Radar’s cost of goods sold in 1Q14 was R$38.3 million and refers to the sale of assets during the period.

Gross profit in the quarter was R$25.2 million, compared to R$15.4 million during the same period last year.

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General and Administrative Expenses

G&A Expenses	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
G&A Expenses	(8.4)	(4.8)	73.2%
Other Operational Revenues (Expenses)	(23.0)	54.4	n/a

In 1Q14, Radar’s general and administrative expenses totaled R$8.4 million, up 73.2% compared to 1Q13, mainly due to increased compensation and benefits expenses. Other operating revenues are the gain/loss from valuation of Radar’s own portfolio.

EBITDA

EBITDA	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
EBITDA	(5.9)	65.2	n/a

Radar’s EBITDA was negative by R$5.9 million in 1Q14, impacted by the devaluation of 0.9% of its land portfolio in the period, following the change in market indexes.

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B.7 Other Businesses

Below we report on the results of the Other Businesses segment, which comprises Cosan’s corporate structure, effects of contingencies from businesses contributed to Raízen prior to its formation, and other investments.

General and Administrative Expenses	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
G&A Expenses	(32.3)	(25.2)	28.2%
Other Revenues (Expenses)	(9.7)	27.3	n/a

EBITDA	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
EBITDA	328.6	201.4	63.2%
(-) Equity Pick-up	(369.8)	(195.9)	88.8%
Adjusted EBITDA	(41.2)	5.4	n/a

Cosan’s general and administrative expenses mostly consist of personnel expenses, which include payroll, charges, and consulting services. In 1Q14, general and administrative expenses totaled R$32.3 million, 28.2% higher than reported in 1Q13, due to higher spending on its own and contracted labor force during the period.

In 1Q14, other revenues and expenses of this segment totaled R$9.7 million, and consist of provision net effects, reversals, and payment of contingencies and attorneys’ fees. During 1Q13, other revenues and expenses totalled R$27.3 million, mainly due to the positive impact of the sale of land in Rio de Janeiro.

In 1Q14, this segment’s EBITDA totaled R$328.6 million, exclusively due to the equity accounting result in the period. Adjusted for this effect, this segment’s EBITDA was negative by R$41.2 million.

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C. Other Items in the Consolidated Result

Financial Result

Financial Results	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Gross Debt Charges	(180.8)	(155.4)	16.3%
Income from Financial Investments	30.2	22.8	32.3%
(=) Subtotal: Net Debt Interests	(150.5)	(132.6)	13.6%
Other Charges and Monetary Variation	29.7	3.9	n/a
Exchange Rate Variation	77.9	(0.1)	n/a
Gains (losses) with Derivatives	(50.6)	(5.3)	n/a
Amortization, Debt Cost and Other	(12.6)	(43.5)	-71.1%
(=) Financial, Net	(106.2)	(177.6)	-40.2%

In 1Q14, debt charges were up by R$25.4 million compared to 1Q13, due to the variation in the interest rate between the periods, since the level of debt did not show any significant variations.

Revenue from financial investments closed 1Q14 with a positive amount of R$30.2 million, compared to R$22.8 million in 1Q13.

Other charges and monetary variations, consisting of interest on contingencies, interest on tax, monetary variation and other interests, totaled a net revenue of R$29.7 million in 1Q14, compared to R$3.9 million in 1Q13.

The positive result from the foreign exchange rate variation in the quarter reflects the devaluation of the US Dollar against the Brazilian Real by 4% (R$2.2630/US$ on March 31, 2014 versus R$2.3426/US$ on December 31, 2013), and the impact on debt denominated in dollars, causing a non-cash effect on the consolidated financial result. However, it is worth noting that all debts denominated in foreign currency are mainly hedged by foreign exchange swaps, except for the principal of the Perpetual Bond in the amount of US$500 million. In 1Q13, the US Dollar also depreciated versus the Brazilian Real by 1% (R$2.0138/US$ on March 31, 2013 versus R$2.0435/US$ on December 31, 2012).

In 1Q14 we recorded a negative result with derivatives totaling R$50.6 million, offsetting the costs on the debt hedges mentioned above.

Amortization, debt cost and others closed 1Q14 with expenses of R$12.6 million, compared to expenses of R$43.5 million in 1Q13, when there was amortization of transaction costs on the issue of Debentures, due to liquidation of the first series, with proceeds equivalent to the 2018 and 2023 Senior Notes at the end of 1Q13.

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Income Tax and Social Contribution

Income Tax and Social Contribution	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg.%
Income (Loss) before Income Tax	367.5	254.5	44.4%
Total of Tax and Social Contribution	(59.6)	(139.2)	-57.2%

Deferred Income Tax Expenses	(29.0)	(111.5)	-74.0%
Current Income Tax Expenses	(30.5)	(27.7)	10.1%
Effective Rate - Current (%)	-8.3%	-10.9%	2.6 p.p.

In 1Q13, the expense with Income Tax and Social Contribution showed a decrease from R$79.6 million to R$59.6 million in 1Q14, mainly from the constitution of tax credit on accumulated losses from 4Q13. The effective rate was 8.3% in 1Q14, against 10.9% in 1Q13.

The table below shows the Income Tax and Social Contribution expenses broken down by business unit:

Income Tax and Social Contribution Amount in R$ MM	Comgás	Rumo	Lubricants	Radar5	Other Business	Adjusts and Eliminations	Consolidated
Net Income before Taxes	167.3	75.0	29.0	(3.0)	246.0	(146.7)	367.5
Nominal Rate of Income Tax and Social Contribution (%)	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%
Income Tax and Social Contribtions Theoretical Expense	(56.9)	(25.5)	(9.9)	1.0	(83.6)	49.9	(125.0)
Non-taxable Permanent Differences / Equity Pick-up	(1.5)	(0.0)	(0.4)	-	125.6	(49.9)	73.7
Tax Loss and Negative Basis	-	-	-	(3.7)	-	-	(3.7)
Interest on capital	-	-	-	-	(7.0)	-	(7.0)
Other	(0.5)	0.3	13.1	-	(10.4)	-	2.4
Income Tax Effective Expenses	(59.0)	(25.2)	2.8	(2.7)	24.6	-	(59.6)
Income Tax and Social Contribution Effective Rate (%)	-35.2%	-33.7%	n/a	n/a	n/a	- %	-16.2%
Expenses (Revenues) com IR/CS	(59.0)	(25.2)	2.8	(2.7)	24.6	-	(59.6)
Current	(22.5)	(17.4)	14.0	(4.6)	-	-	(30.5)
Effective Rate - Current Rate (%)	-13.5%	-23.2%	n/a	n/a	- %	- %	-8.3%
Deferred	(36.4)	(7.8)	(11.3)	1.9	24.6	-	(29.0)

Note 5: Radar adopt tax regime for entities taxed on presumed profits

Current income tax and social security expenses represents the calculated tax amount payable/(recoverable). The amount effectively paid may still be deducted from existing tax credits

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Net Income

Net Income	1Q14	1Q13
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)
Net Income	256.1	27.1

Cosan’s net income was R$256.1 million in 1Q14, higher than the R$27.1 million reported in 1Q13.
The main drivers of this change in net income during the period were:

Net Income	1Q14
Amounts in R$ MM	(Jan-Mar)
Net Income - 1Q13	27.1
EBIT Variation
Comgás	31.8
Rumo	20.6
Radar	(71.1)
Lubrificantes	(24.7)
Other Business	(44.1)
EBIT Businesses Total	(87.5)
Variation in Other Lines
Financial Result	71.3
Equity Pick-Up	129.2
Income Taxes	79.7
Non-Controlling Interest	33.0
Dicountinued Operation	3.4
Net Income - 1Q14	256.1

(i)	Increase in the equity accounting result line of R$129.2 million due to Raízen’s results, discussed in the sections above;
(ii)	Improvement of R$71.3 million in financial results mainly to the foreign exchange rate variation and amortization of transaction costs in the quarters;
(iii)	EBIT’s reduction and profit of non-controlling shareholders of R$54.5 million.

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D. Indebtedness

At the close of 1Q14, Cosan’s pro forma consolidated gross debt (excluding PESA) was R$12.4 billion, compared to R$12 billion in 4Q13. Below are the separate debts of Cosan and Subsidiaries, and also Raízen’s debts, which are pro forma at a proportion of 50%.

Cosan and Subsidiaries

Gross debt totaled R$8.6 billion in 1Q14, a decrease of 1% from 4Q13.
The key events in the period were:

(i)	Raising of approximately R$190.2 million through funding from BNDES;
(ii)	Amortization of principal and interest of R$415.9 million, mainly related to debentures, Senior Notes and credit notes;
(iii)	Positive effect from foreign exchange variation of R$46.7 million;
(iv)	Accrual of interest and derivatives fair value result of R$187.1 million in the period.

Raízen

The combined gross debt of Raízen totaled R$7.9 billion in 4Q13, up 11.9% year-over-year.

In the quarter, changes in debt principal and interest were as follows:
The combined gross debt of Raízen totaled R$7.6 billion at the end of 1Q14, a reduction of 2.8% compared to 4T2013.
During the quarter, changes in debt principal and interest were as follows:

(i)	Raising of R$461.8 million, mainly through funding lines from BNDES and credit notes, as well as other rural credit, ACC, and other funding transactions;
(ii)	Amortization of principal and interest of R$674.7 million related to prepayments, ACC, BNDES, among others;
(iii)	Positive effect of foreign exchange variation of R$124.5 million;
(iv)	Provision for interest and monetary variation in the amount of R$119.5 million.

Cosan – Pro forma Consolidated

Cash available totaled R$2.8 billion in 1Q14, up from R$2.3 billion in 4Q 2013. Net pro forma indebtedness totaled R$9.6 billion for the quarter, as compared to R$10.3 billion in 4Q13, equal to a leverage of 2.4x pro forma LTM EBITDA (R$4.1 billion).

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Debt per Business Units (Amount in R$ MM)	1T14	4T13
Comgás	(Jan-Mar)	(Jan-Mar)	% ST	Chg. %
Leasing	0.7	1.1	100.0%	-29.9%
EIB	632.4	633.2	7.5%	-0.1%
4131 Resolution	397.8	413.5	0.4%	-3.8%
BNDES	1,342.0	1,215.1	16.5%	10.4%
Debentures	602.1	588.9	7.7%	n/a
Debt Notes Allocation	(10.8)	(10.4)	20.6%	n/a
Financial Instruments - MTM	(192.5)	(209.5)	-28.0%	-8.1%
Total Comgás	2,771.7	2,631.9	-	5.3%
Rumo
Finame	682.8	707.5	16.1%	-3.5%
Finem	7.6	-	0.7%	n/a
Expenses with Placement of Debt	(1.5)	(1.5)	13.0%	-0.3%
Total Rumo	688.9	706.0	-	- %
Cosan Lubricants
Finame	0.2	0.2	13.0%	- %
Foreing Loan	206.3	209.3	0.1%	-1.5%
Total Lubrificantes	206.5	209.6	-	-1.5%
Other Business
Perpetual Bonds	1,145.8	1,186.1	1.2%	-3.4%
Credit Notes	304.1	395.4	100.0%	-23.1%
Debentures	1,426.0	1,464.2	1.8%	-2.6%
FINEP	89.9	89.9	4.3%	- %
Senior Notes 2018	853.8	873.8	- %	-2.3%
Senior Notes 2023	1,087.2	1,110.0	- %	-2.1%
Expenses with Placement of Debt	(48.2)	(51.2)	19.0%	-5.9%
Bonus over Perpetual Bonds	4.3	5.1	60.0%	-15.4%
Financial Instruments - MTM	30.1	24.8	- %	21.4%
Total Other Business	4,892.9	5,098.0	-	-4.0%
Cosan Consolidated
Total Debt	8,560.1	8,645.4	-	-1.0%
Cash and Cash Equivalents and Secutities	(1,593.4)	(1,562.5)	-	2.0%
Net Debt	6,966.7	7,082.9	-	-1.6%
Raízen
Senior Notes 2014	801.5	849.1	100.0%	-5.6%
Senior Notes 2017	915.6	964.2	1.0%	-5.0%
BNDES	1,319.9	1,370.7	14.9%	-3.7%
Term Loan	1,140.4	1,121.6	10.7%	1.7%
Prepaid Exports	1,076.9	1,119.5	17.3%	-3.8%
Advances on Exchange Contracts	-	189.5	- %	-100.0%
Credit Notes	643.6	628.0	61.2%	2.5%
Finame	108.8	100.9	38.6%	7.8%
Finem	812.6	627.4	9.9%	29.5%
Debentures	791.7	767.1	5.3%	n/a
Rural Credit	50.2	49.6	100.0%	1.3%
Debt Notes Allocation	(23.4)	(24.5)	37.0%	-4.5%
Other	-	96.7	100.0%	n/a
Total Raízen6	7,637.9	7,859.8	-	-2.8%
Cash and Cash Equivalents and Secutities Raízen	3,818.9	3,929.9	-	-2.8%
Net Debt Raízen	(1,168.8)	(693.7)	-	68.5%
Consolidated Proforma	2,650.1	3,236.2	-	-18.1%
Consolidated Proforma
Total Debt	12,379.0	12,575.0	-	-1.6%
Cash and Cash Equivalents and Secutities (including Raízen)	(2,762.2)	(2,256.3)	-	22.4%
Pro forma Net Debt	9,616.8	10,318.8	-	-6.8%
Note 6: Excluding PESA debt.

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Earnings Release 1st Quarter of Fiscal Year 2014

E. Stock Performance

The common shares issued by Cosan S.A. have been listed on BM&FBovespa since 2005, the year of its IPO on the “Novo Mercado” segment under the ticker symbol CSAN3, and are included in the portfolios of the Ibovespa, IBrX, IBrX-50, IBrA, MLCX, ICO2, INDX, ICON, IVBX-2, IGC, IGCT and ITAG indexes.

The shares issued by Cosan Limited, Cosan S.A.'s parent company, have been listed on NYSE since its IPO in 2007, under the ticker symbol CZZ. The company has also issued share deposit certificates (Brazilian Depositary Receipts - BDR) on the BM&FBovespa under the symbol CZLT33.

The tables and graphs below represent the performance of shares issued by the companies:
1Q14 Summary	CSAN3		CZLT33		CZZ
Stock Type	Common Share		BDR		Class A
Listed in	BM&FBovespa		BM&FBovespa		NYSE
Closing Price in december 03/31/2014	R$	34.92	R$	25.93	USD 11.40
Higher Price	R$	38.36	R$	31.55	USD 13.54
Average Price	R$	35.28	R$	28.30	USD 11.91
Lower Price	R$	32.48	R$	24.31	USD 10.45
Average Daily Traded Volume	R$50.9 million		R$14.1 million		USD13.9 million

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F. Guidance

This section contains the guidance broken down by variation range for some key parameters in Cosan’s consolidated results for the 2014. In addition, other parts of this Earnings Release may contain forecasts. Such projections and guidance are but estimates and indications, and as such these do not represent any guarantee of prospective results.

This guidance considers the operations of the Cosan group today, which include Comgás, Rumo, Cosan Lubrificantes e Especialidades, Radar, and Other Businesses, as well as the operations of Raízen Combustíveis and Raízen Energia.

Cosan’s consolidated EBITDA is pro forma, including 50% of the results of Raízen Combustíveis and Raízen Energia. As mentioned before, following the adoption of IFRS 11 – Joint Arrangements, Raízen is not longer proportionately consolidated in Cosan, and is only reported under “Equity Accounting Result,” considering our 50% interest in Net Income. Moreover, Comgás’s EBITDA continues to be reported under Brazilian accounting principles (IFRS), which does not consider the effects of the Regulatory Current Account.

		FY13	2013	2014
		(apr/2012 - mar/2013)	(jan/2013 - dec/2013)	(jan/2014 - dec/2014)
Cosan Consolidado	Net Revenue (R$MM)	30,017	36,165	37,500 ≤ ∆ ≤ 40,500
	EBITDA (R$MM)	3,124	3,964	4,150 ≤ ∆ ≤ 4,650
	Capex (R$MM)	2,178	2,895	2,500 ≤ ∆ ≤ 2,800

Raízen Combustíveis	Volume of Fuels Sold (million liters)	21,967	23,214	22,500 ≤ ∆ ≤ 24,000
	EBITDA (R$MM)	1,658	1,928	2,000 ≤ ∆ ≤ 2,200
	CAPEX (R$MM)	524	835	750 ≤ ∆ ≤ 850
#VALUE!
Raízen Energia	Volume of Sugar Cane Crushed (thousand tons)	56,221	61,441	61,000 ≤ ∆ ≤ 63,000
	Volume of Sugar Sold (thousand tons)	4,230	4,470	4,400 ≤ ∆ ≤ 4,700
	Volume of Ethanol Sold (million liters)	2,323	2,475	2,300 ≤ ∆ ≤ 2,600
	Volume of Energy Sold (thousand of MWh)	3,035	2,165	2,000 ≤ ∆ ≤ 2,200
	EBITDA (R$MM)	2,408	2,112	2,300 ≤ ∆ ≤ 2,700
	CAPEX (R$MM)	2,405	2,531	2,000 ≤ ∆ ≤ 2,200

Rumo	Volume of Loading (thousand tons)	8,566	9.177	10,500 ≤ ∆ ≤ 12,500
	EBITDA (R$MM)	297	358	400 ≤ ∆ ≤ 450
	CAPEX (R$MM)	267	255	250 ≤ ∆ ≤ 300

Radar	EBITDA (R$MM)	180	228	170 ≤ ∆ ≤ 200

Cosan Lubrificantes	Total Volume Sold (million Liters)	287	316	270 ≤ ∆ ≤ 310
	EBITDA (R$MM)	n/a	140	140 ≤ ∆ ≤ 170
	CAPEX (R$MM)	n/a	93	60 ≤ ∆ ≤ 80
		2012	2013	2014
		(jan/2012 - dez/2012)	(jan/2013 - dez/2013)	(jan/2014 - dez/2014)
Comgás	Number of Clients (thousand)	1,215	1,334	1,420 ≤ ∆ ≤ 1,450
	Total Volume of Gas Sold (thousand cbm)	5,259	5,457	5,200 ≤ ∆ ≤ 5,700
	EBITDA IFRS (R$MM)	962	1,338	1,300 ≤ ∆ ≤ 1,550
	CAPEX (R$MM)	546	852	680 ≤ ∆ ≤ 780

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Disclaimer

This document contains forward-looking statements and estimates. These forward-looking statements and estimates are solely forecasts and do not represent any guarantee of prospective results. All stakeholders should know that these statements and estimates are and will be, depending on the case, subject to risks, uncertainties and factors related to the operations and business environment of Cosan and its subsidiaries, and therefore the actual results of these companies may significantly differ from the estimated or implied prospective results contained in such forward-looking statements and estimates.

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G. Financial Statements

G.1 Cosan S/A Consolidated

Cosan Consolidated	1Q14	1Q13
Income Statement For The Period	03/31/2014	03/31/2013
Net Operating Revenue	2,157,186	1,989,210
Gross Profit	636,392	603,773
Sales, General And Administrative Expenses	(351,713)	(336,220)
Other Operating Income (Expenses), Net	(32,792)	71,863
Financial Revenue	47,731	59,525
Financial Expenses	(181,147)	(231,643)
Foreign Exchange Variation	77,860	(85)
Derivative	(50,622)	(5,321)
Equity Pick Up	221,802	92,609
Income And Social Contribution Taxes	(59,562)	(139,219)
Equity Attributable To Non-Controlling Interests	(51,827)	(84,771)
Net Income From Discontinued Operations	(0)	(3,369)
Net Income (Loss)	256,122	27,142

Cosan Consolidated	1Q14	4Q13
Balance Sheet	03/31/2014	12/31/2013
Cash And Cash Equivalents	1,472,480	1,474,553
Securities	120,875	87,978
Accounts Rreceivable	869,707	844,483
Inventories	269,594	311,980
Other Current Assets	866,883	827,647
Investments	8,566,180	8,602,469
Investment Property	2,263,356	2,281,509
Biological Assets	(0)	(0)
Property, Plant And Equipment	1,296,841	1,271,604
Intangible	10,081,690	10,078,040
Other Non-Current Assets	2,679,263	2,818,698
Total Assets	28,486,869	28,598,373

Loans And Financing	(8,722,463)	(8,830,159)
Suppliers	(825,409)	(862,429)
Salaries Payable	(68,099)	(103,296)
Other Current Liabilities	(642,667)	(683,936)
Other Non-Current Liabilities	(4,514,591)	(4,601,183)
Net Equity	(13,713,640)	(13,515,370)
Total Liabilities	(28,486,869)	(28,598,373)

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G.2 Raízen Combustiveis

Raízen Combustíveis	1Q14	1Q13
Income Statement For The Period	03/31/2014	03/31/2013
Net Operating Revenue	13,010,956	10,947,101
Gross Profit	670,295	595,495
Sales, General And Administrative Expenses	(388,603)	(358,398)
Other Operating Income (Expenses), Net	101,760	67,303
Financial Revenue	17,667	33,207
Financial Expenses	(20,044)	(22,715)
Foreign Exchange Variation	32,882	14,903
Derivative	(29,844)	(19,156)
Equity Pick Up	5,254	-
Income And Social Contribution Taxes	(118,019)	(90,861)
Equity Attributable To Non-Controlling Interests	(7,309)	(4,453)
Net Income (Loss)	264,039	215,325

Raízen Combustíveis	1Q14	4Q13
Balance Sheet	03/31/2014	12/31/2013
Cash And Cash Equivalents	566,606	328,992
Accounts Rreceivable	1,190,832	1,435,095
Inventories	941,982	1,057,049
Other Current Assets	557,552	484,475
Investments	255,711	254,826
Property, Plant And Equipment	2,503,252	2,494,486
Intangible	4,092,153	4,038,314
Other Non-Current Assets	1,349,945	1,403,117
Total Assets	11,458,033	11,496,354

Loans And Financing	(815,208)	(862,521)
Suppliers	(777,950)	(551,176)
Salaries Payable	(86,164)	(60,091)
Other Current Liabilities	(718,443)	(525,188)
Other Non-Current Liabilities	(2,456,469)	(2,715,727)
Net Equity	(6,603,799)	(6,781,651)
Total Liabilities	(11,458,033)	(11,496,354)

42 of 49

Earnings Release 1st Quarter of Fiscal Year 2014

G.3 Raízen Energia

Raízen Energia	1Q14	1Q13
Income Statement For The Period	03/31/2014	03/31/2013
Net Operating Revenue	2,604,833	2,350,364
Gross Profit	491,873	259,406
Sales, General And Administrative Expenses	(303,558)	(332,020)
Other Operating Income (Expenses), Net	60,169	26,595
Financial Revenue	65,911	46,012
Financial Expenses	(128,398)	(89,552)
Foreign Exchange Variation	78,784	31,211
Derivative	48,129	20,842
Equity Pick Up	(10,363)	(9,272)
Income And Social Contribution Taxes	(96,089)	24,445
Equity Attributable To Non-Controlling Interests	-	53
Net Income (Loss)	206,458	(22,280)

Raízen Energia	1Q14	4Q13
Balance Sheet	03/31/2014	12/31/2013
Cash And Cash Equivalents	1,771,015	1,058,483
Accounts Rreceivable	356,004	416,746
Inventories	453,810	2,026,925
Other Current Assets	1,409,016	1,279,553
Investments	162,266	408,591
Biological Assets	2,036,693	1,867,765
Property, Plant And Equipment	10,322,749	9,504,874
Intangible	3,329,949	3,100,227
Other Non-Current Assets	1,418,139	1,534,557
Total Assets	21,259,641	21,197,721

Loans And Financing	(7,580,843)	(7,732,778)
Suppliers	(637,863)	(633,505)
Salaries Payable	(292,468)	(249,919)
Other Current Liabilities	(618,828)	(495,240)
Other Non-Current Liabilities	(1,630,735)	(1,693,036)
Net Equity	(10,498,904)	(10,393,243)
Total Liabilities	(21,259,641)	(21,197,721)

43 of 49

Earnings Release 1st Quarter of Fiscal Year 2014

G.4 Comgás

Comgás	1Q14	1Q13
Income Statement For The Period	03/31/2014	03/31/2013
Net Operating Revenue	1,517,379	1,447,743
Gross Profit	448,410	415,369
Sales, General And Administrative Expenses	(217,462)	(221,994)
Other Operating Income (Expenses), Net	(7,112)	(1,358)
Financial Revenue	15,459	9,627
Financial Expenses	(71,389)	(55,598)
Foreign Exchange Variation	35,266	(12,833)
Derivative	(35,885)	8,779
Income And Social Contribution Taxes	(58,963)	(48,541)
Net Income (Loss)	108,323	93,451

Comgás	1Q14	4Q13
Balance Sheet	03/31/2014	12/31/2013
Cash And Cash Equivalents	783,560	535,957
Accounts Rreceivable	592,520	582,889
Inventories	116,527	121,253
Other Current Assets	237,879	248,803
Intangible	8,486,121	8,450,541
Other Non-Current Assets	325,473	332,918
Total Assets	10,542,080	10,272,361

Loans And Financing	(2,964,239)	(2,841,387)
Suppliers	(727,212)	(706,397)
Salaries Payable	(35,873)	(59,417)
Other Current Liabilities	(300,472)	(301,089)
Other Non-Current Liabilities	(905,865)	(863,768)
Net Equity	(5,608,419)	(5,500,303)
Total Liabilities	(10,542,080)	(10,272,361)

44 of 49

Earnings Release 1st Quarter of Fiscal Year 2014

G.5 Rumo

Rumo	1Q14	1Q13
Income Statement For The Period	03/31/2014	03/31/2013
Net Operating Revenue	207,934	168,383
Gross Profit	84,403	73,233
Sales, General And Administrative Expenses	(19,974)	(16,696)
Other Operating Income (Expenses), Net	6,702	(5,992)
Financial Revenue	12,227	8,873
Financial Expenses	(8,487)	(10,120)
Foreign Exchange Variation	113	24
Equity Pick Up	(0)	(0)
Income And Social Contribution Taxes	(25,243)	(16,539)
Equity Attributable To Non-Controlling Interests	221	(764)
Net Income (Loss)	49,962	32,019

Rumo	1Q14	4Q13
Balance Sheet	03/31/2014	12/31/2013
Cash And Cash Equivalents	462,982	497,753
Accounts Rreceivable	26,551	32,506
Inventories	5,250	5,237
Other Current Assets	28,782	22,389
Property, Plant And Equipment	1,021,712	1,013,149
Intangible	739,302	755,635
Other Non-Current Assets	270,994	234,965
Total Assets	2,555,573	2,561,634

Loans And Financing	(688,916)	(705,974)
Suppliers	(57,227)	(82,872)
Salaries Payable	(7,965)	(12,522)
Other Current Liabilities	(338,549)	(127,287)
Other Non-Current Liabilities	(207,141)	(198,620)
Net Equity	(1,255,775)	(1,434,359)
Total Liabilities	(2,555,573)	(2,561,634)

45 of 49

Earnings Release 1st Quarter of Fiscal Year 2014

G.6 Cosan Lubrificantes

Cosan Lubrificantes	1Q14	1Q13
Income Statement For The Period	03/31/2014	03/31/2013
Net Operating Revenue	368,269	357,699
Gross Profit	78,273	99,788
Sales, General And Administrative Expenses	(73,657)	(67,552)
Other Operating Income (Expenses), Net	408	(2,487)
Financial Revenue	(207)	9,146
Financial Expenses	42,683	(15,310)
Foreign Exchange Variation	(9,989)	(2,041)
Derivative	(7,221)	5,586
Equity Pick Up	(1,298)	(0)
Income And Social Contribution Taxes	(20,792)	(13,897)
Net Income (Loss)	8,200	13,233

Cosan Lubrificantes	1Q14	4Q13
Balance Sheet	03/31/2014	12/31/2013
Cash And Cash Equivalents	72,124	57,892
Accounts Rreceivable	197,946	200,796
Inventories	147,816	185,490
Other Current Assets	44,715	45,227
Investments	13,592	15,364
Property, Plant And Equipment	198,289	197,137
Intangible	852,997	867,238
Other Non-Current Assets	(110,068)	(93,658)
Total Assets	1,417,411	1,476,074

Loans And Financing	(206,502)	(209,579)
Suppliers	(38,889)	(70,102)
Salaries Payable	(9,674)	(13,039)
Other Current Liabilities	(102,057)	(107,826)
Other Non-Current Liabilities	(242,479)	(327,564)
Net Equity	(817,810)	(747,964)
Total Liabilities	(1,417,411)	(1,476,074)

46 of 49

Earnings Release 1st Quarter of Fiscal Year 2014

G.7 Radar

Radar	1Q14	1Q13
Income Statement For The Period	03/31/2014	03/31/2013
Net Operating Revenue	63,552	15,383
Gross Profit	25,244	15,383
Sales, General And Administrative Expenses	(8,350)	(4,821)
Other Operating Income (Expenses), Net	(23,045)	54,417
Financial Revenue	3,413	585
Financial Expenses	(268)	(261)
Foreign Exchange Variation	-	(3)
Income And Social Contribution Taxes	(2,726)	(3,423)
Net Income From Discontinued Operations	-	(1)
Net Income (Loss)	(5,732)	61,877

Radar	1Q14	4Q13
Balance Sheet	03/31/2014	12/31/2013
Cash And Cash Equivalents	7,968	13,408
Securities	120,875	87,978
Accounts Rreceivable	51,402	28,051
Other Current Assets	285,267	323,476
Investment Property	2,263,356	2,281,509
Property, Plant And Equipment	10,999	11,195
Intangible	83	89
Other Non-Current Assets	4,499	4,884
Total Assets	2,744,448	2,750,590

Suppliers	(766)	(1,216)
Salaries Payable	(6,366)	(4,247)
Other Current Liabilities	(30,414)	(31,020)
Other Non-Current Liabilities	(84,207)	(85,951)
Net Equity	(2,622,696)	(2,628,156)
Total Liabilities	(2,744,449)	(2,750,590)

47 of 49

Earnings Release 1st Quarter of Fiscal Year 2014

G.8 Outros Negócios

Cosan Other Business	1Q14	1Q13
Income Statement For The Period	03/31/2014	03/31/2014
Net Operating Revenue	52	-
Gross Profit	62	-
Sales, General And Administrative Expenses	(32,270)	(25,157)
Other Operating Income (Expenses), Net	(9,745)	27,283
Financial Revenue	19,955	31,294
Financial Expenses	(146,802)	(150,354)
Foreign Exchange Variation	52,470	14,768
Derivative	(7,516)	(19,687)
Equity Pick Up	369,814	192,689
Income And Social Contribution Taxes	48,162	(56,819)
Net Income (Loss)	294,130	14,017

Cosan Other Business	1Q14	4Q13
Balance Sheet	03/31/2014	31/12/2014
Cash And Cash Equivalents	145,846	369,543
Accounts Rreceivable	1,288	241
Inventories	1	-
Other Current Assets	625,730	332,013
Investments	14,545,861	14,599,620
Property, Plant And Equipment	65,841	50,429
Intangible	3,187	3,949
Other Non-Current Assets	2,590,876	2,755,373
Total Assets	17,978,628	18,111,168

Loans And Financing	(4,862,806)	(5,073,219)
Suppliers	(1,315)	(1,562)
Salaries Payable	(8,221)	(14,071)
Other Current Liabilities	(227,289)	(260,693)
Other Non-Current Liabilities	(3,476,786)	(3,543,628)
Net Equity	(9,402,213)	(9,217,995)
Total Liabilities	(17,978,628)	(18,111,168)

48 of 49

Earnings Release 1st Quarter of Fiscal Year 2014

H. Financial Statements including Raízen

H.1 Cosan S/A Consolidated, including Raízen

Cosan Pro forma Consolidated	1Q14	1Q13
Income Statement For The Period	03/31/2014	03/31/2014
Net Operating Revenue	9,593,449	8,461,521
Gross Profit	1,217,476	1,028,778
Sales, General And Administrative Expenses	(697,793)	(681,428)
Other Operating Income (Expenses), Net	48,173	118,811
Financial Revenue	89,520	99,135
Financial Expenses	(255,368)	(287,777)
Foreign Exchange Variation	133,693	22,972
Derivative	(41,479)	(4,479)
Equity Pick Up	(16,001)	(6,104)
Income And Social Contribution Taxes	(166,616)	(172,427)
Equity Attributable To Non-Controlling Interests	(55,482)	(86,971)
Net Income From Discontinued Operations	0	(3,369)
Net Income (Loss)	256,122	27,142

Cosan Pro foma Consolidated	1Q14	4Q13
Balance Sheet	03/31/2014	31/12/2014
Cash And Cash Equivalents	2,641,291	2,168,291
Securities	120,875	87,978
Accounts Rreceivable	1,643,125	1,800,122
Inventories	954,499	1,853,967
Other Current Assets	1,718,233	1,541,048
Investments	296,326	401,684
Investment Property	2,263,356	2,281,509
Biological Assets	1,018,346	933,882
Property, Plant And Equipment	7,701,346	7,271,590
Intangible	13,792,741	13,647,311
Other Non-Current Assets	3,669,957	3,854,960
Total Assets	35,820,094	35,842,343

Loans And Financing	(12,920,488)	(13,512,665)
Suppliers	(1,533,315)	(1,495,452)
Salaries Payable	(257,415)	(258,301)
Other Current Liabilities	(1,179,314)	(979,367)
Other Non-Current Liabilities	(6,160,481)	(6,011,815)
Net Equity	(13,769,080)	(13,584,743)
Total Liabilities	(35,820,094)	(35,842,343)

49 of 49

Item 2

Cosan Limited

Consolidated interim financial statements at
March 31, 2014 and report of independent
registered public accounting firm

Cosan Limited

Consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Cosan Limited

Introduction

We have reviewed the consolidated interim accounting information of Cosan Limited, included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2014, comprising the balance sheet at that date and the statements of income and comprehensive income for the quarter and three-month period then ended, and the statements of changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Campinas, May 13, 2014.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F”

Valdir Augusto de Assunção
Contador CRC 1SP135319/O-9

Cosan Limited

Consolidated statement of financial position
March 31, 2014 and December 31, 2013
(In thousands of Brazilian Reais - R$)

	Note	March 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	4	1,505,327	1,509,565
Investment securities		120,875	87,978
Trade receivables	5	869,707	844,483
Inventories		269,594	311,980
Receivables from related parties	7	48,956	46,788
Income tax receivable		48,951	56,340
Other current tax receivable		80,360	85,433
Other financial assets	6	64,492	63,054
Dividends receivable		131,433	26,350
Other assets		204,681	217,927
		3,344,376	3,249,898

Assets held for sale	23	271,030	314,104

Current assets		3,615,406	3,564,002

Trade receivables	5	258,748	238,460
Deferred tax assets	16	223,893	232,188
Receivables from related parties	7	398,763	504,481
Income tax receivable		49,268	49,268
Other non-current tax receivable		17,866	18,366
Judicial deposits	17	358,535	361,554
Other financial assets	6	414,855	407,107
Derivative financial instruments	24	469,770	513,934
Other non-current asset		487,564	493,340
Equity method investments	8	103,607	103,316
Investment in joint ventures	9	8,462,573	8,498,259
Investment property	10	2,263,356	2,281,509
Property, plant and equipment	11	1,296,841	1,271,910
Intangible assets	12	10,081,690	10,078,040

Non-current assets		24,887,329	25,051,732

Total assets		28,502,735	28,615,734

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statement of financial position
March 31, 2014 and December 31, 2013
(In thousands of Brazilian Reais - R$)

	Note	March 31, 2014	December 31, 2013
Liabilities
Loans and borrowings	13	875,408	1,050,862
Derivative financial instruments	24	67,315	50,879
Trade payables	14	825,409	862,429
Employee benefits payable		68,099	103,296
Income tax payable		23,458	28,143
Other current tax payable	15	187,454	199,056
Dividends payable		152,274	92,759
Payables to related parties	7	76,570	105,463
Other current liabilities		97,537	157,806

Current liabilities		2,373,524	2,650,693

Loans and borrowings	13	8,107,969	8,042,094
Derivative financial instruments	24	246,384	280,462
Other non-current tax payable	15	1,011,068	1,010,767
Provision for legal proceedings	17	656,173	722,458
Pension and post-employment benefits	26	344,911	339,135
Deferred tax liabilities	16	1,718,498	1,698,622
Other non-current liabilities		537,556	551,739

Non-current liabilities		12,622,559	12,645,277

Total liabilities		14,996,083	15,295,970

Equity	18
Share capital		5,328	5,328
Additional paid in capital		3,833,316	3,828,858
Other comprehensive income		(114,867)	(84,887)
Retained earnings		2,277,782	2,136,975

Equity attributable to:
Owners of the Company		6,001,559	5,886,274
Non-controlling interests	8	7,505,093	7,433,490

Total equity		13,506,652	13,319,764

Total equity and liabilities		28,502,735	28,615,734

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income
For the quarter ended March 31, 2014 and 2013
(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	March 31, 2014	March 31, 2013
Net sales	20	2,157,186	1,989,210
Cost of sales		(1,520,794)	(1,385,437)
Gross profit		636,392	603,773

Selling expenses		(206,618)	(198,477)
General and administrative expenses		(147,577)	(139,071)
Other income (expense), net	22	(32,792)	71,863
Operating (expense) income		(386,987)	(265,685)

Income before financial results, equity in income of associates and income taxes		249,405	338,088

Equity in income of investees
Equity in income of associates	8	(1,189)	(1,468)
Equity in income of jointly controlled entity	9	222,990	94,077
		221,801	92,609
Financial results	21
Finance expense		(185,465)	(233,999)
Finance income		48,352	59,541
Foreign exchange losses, net		75,737	(71)
Derivatives		(61,082)	(5,321)
		(122,458)	(179,850)

Profit before taxes		348,748	250,847

Income taxes expenses	16
Current		(30,539)	(27,736)
Deferred		(29,023)	9,071
		(59,562)	(18,665)

Profit from continuing operations		289,186	232,182
Loss from discontinued operations, net of tax		-	(3,369)
Profit for the period		289,186	228,813

Other comprehensive income
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plan		(359)	(52,253)
Taxes on items that will not be reclassified to profit or loss		122	17,766
		(237)	(34,487)

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income
For the quarter ended March 31, 2014 and 2013
(In thousands of Brazilian Reais – R$, except earnings per share)

Items that may be reclassified to profit or loss:
Foreign currency translation effect		(3,523)	5,567
Loss on cash flow hedge in jointly controlled entity		(74,408)	(12,335)
Changes in fair value of available for sale securities		914	10,426
Taxes on items that may be reclassified subsequently to profit or loss		24,988	649
		(52,029)	4,307

Other comprehensive (loss) income for the period, net of tax		(52,266)	(30,180)

Total comprehensive income for the period		236,920	198,633

Profit attributable to:
Owners of the Company (including discontinued operations)		140,807	88,363
Non-controlling interests		148,379	140,450

Total comprehensive income attributable to:
Owners of the Company		110,827	67,551
Non-controlling interests		126,093	131,082

Basic earnings per share	19
Continuing operations		R$ 0.53	R$ 0.33
Discontinued operations		-	(R$ 0.01)
		R$ 0.53	R$ 0.32
Diluted earnings per share	19
Continuing operations		R$ 0.41	R$ 0.21
Discontinued operations		-	(R$ 0.01)
		R$ 0.41	R$ 0.20

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Statement of changes in shareholders’ equity
For the quarter ended March 31, 2014 and 2013
(In thousands of Brazilian Reais - R$)

		Capital reserve
					Equity
		Additional	Other		attributable	Non-
	Share	paid in	comprehensive	Retained	to owners	controlling	Total
	capital	capital	income (loss)	earnings	of the Company	interests	equity
At January 1, 2014	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764

Profit for the period	-	-	-	140,807	140,807	148,379	289,186

Other comprehensive income
Foreign currency translation effects	-	-	534	-	534	(4,057)	(3,523)
Loss on cash flow hedge in jointly controlled entity	-	-	(30,596)	-	(30,596)	(18,513)	(49,109)
Actuarial gain on defined benefit plan	-	-	(96)	-	(96)	(141)	(237)
Changes in fair value of available forsale securities	-	-	178	-	178	425	603

Total comprehensive income for the period	-	-	(29,980)	140,807	110,827	126,093	236,920

Contributions by and distributions to owners of the Company
Share options exercised	-	2,861	-	-	2,861	1,731	4,592
Share based compensation	-	1,597	-	-	1,597	966	2,563
Dividends	-	-	-	-	-	(57,187)	(57,187)

Total contributions by and distributions to owners of the Company	-	4,458	-	-	4,458	(54,490)	(50,032)

At March 31, 2014	5,328	3,833,316	(114,867)	2,277,782	6,001,559	7,505,093	13,506,652

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Statement of changes in shareholders’ equity
For the quarter ended March 31, 2014 and 2013
(In thousands of Brazilian Reais - R$)

		Capital reserve
					Equity
		Additional	Other		attributable	Non-
	Share	paid in	comprehensive	Retained	to owners	controlling	Total
	capital	capital	income (loss)	earnings	of the Company	interests	equity
At January 1, 2013	5,328	3,778,022	(38,096)	2,105,688	5,850,942	7,330,986	13,181,928

Profit for the period	-	-	-	88,363	88,363	140,450	228,813

Other comprehensive income
Foreign currency translation effects	-	-	4,515	-	4,515	1,052	5,567
Loss on cash flow hedge in jointly controlled entity	-	-	(5,072)	-	(5,072)	(3,069)	(8,141)
Actuarial gain on defined benefit plan	-	-	(21,486)	-	(21,486)	(13,001)	(34,487)
Changes in fair value of available for sale securities	-	-	1,231	-	1,231	5,650	6,881

Total comprehensive income for the period	-	-	(20,812)	88,363	67,551	131,082	198,633

Contributions by and distributions to owners of the Company
Share options exercised	-	1,302	-	-	1,302	788	2,090
Share based compensation	-	2,071	-	-	2,071	1,253	3,324
Dividends	-	-	-	-	-	(66,516)	(66,516)

Total contributions by and distributions to owners of the Company	-	3,373	-	-	3,373	(64,475)	(61,102)

Transactions with owners of the Company
Corporate reorganization - Raízen Group	-	(3,927)	-	-	(3,927)	(2,379)	(6,306)
Business combination - COMGÁS	-	78,811	-	-	78,811	19,192	98,003
Business combination - Radar	-	570	-	-	570	(205,705)	(205,135)

Total transactions with owners of the Company	-	75,454	-	-	75,454	(188,892)	(113,438)

At March 31, 2013	5,328	3,856,849	(58,908)	2,194,051	5,997,320	7,208,701	13,206,021

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statement of cash flows
For the quarter ended March 31, 2014 and 2013
(In thousands of Brazilian Reais - R$)

	Note	March 31, 2014	March 31, 2013
Cash flows from operating activities
Profit before taxes		348,748	250,847
Adjustments for:
Depreciation and amortization	11 / 12	160,378	159,352
Equity in income of associates	8	1,188	1,468
Equity in income of jointly controlled entity	9	(222,990)	(94,077)
Gain on disposals assets		2,052	7,011
Equity-settled share-based payment transactions		2,563	3,322
Change in fair value of investment property	10	18,153	(52,861)
Change in fair value of assets held for sale	23	4,767	-
Provision for judicial demands		18,491	16,183
Indexation charges, interest and exchange gains/losses, net		149,321	154,987
Other		17,966	7,812
		500,637	454,044
Changes in:
Trade receivables		(58,421)	(48,688)
Investment securities		(29,050)	-
Restricted cash		-	(14,276)
Inventories		41,623	11,676
Recoverable taxes		666	6,262
Related parties		(52,651)	(3,735)
Trade payables		(83,936)	72,743
Employee benefits		(44,683)	(43,588)
Provision for judicial demands		(6,595)	(1,086)
Income and other taxes		(57,758)	(192,237)
Other		34,630	(158,608)
		(256,175)	(371,537)

Net cash generated by operating activities		244,462	82,507

Cash flows from investing activities
Capital increase provided by the associates		(6,944)	(6,958)
Dividends received from jointly controlled entity		197,000	345,290
Acquisition of property, plant and equipment and intangible assets	11 / 12	(192,169)	(251,360)

Proceeds from sale of property, plant and equipment, intangible and investments		100	53,306

Net cash generated by (used in) investing activities		(2,013)	140,278

Cosan Limited

Consolidated statement of cash flows
For the quarter ended March 31, 2014 and 2013
(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans and borrowings raised	191,150	2,549,245
Payment of principal and interest on loans and borrowings	(416,868)	(2,555,305)
Derivative financial instruments	(30,997)	-
Dividends paid	-	(149,430)
Treasury shares	-	(3)
Proceeds from exercise of share options	4,592	2,090

Net cash used in financing activities	(252,123)	(153,403)

(Decrease) increase in cash and cash equivalents	(9,674)	69,382

Cash and cash equivalents at the beginning of the period	1,509,565	1,469,974
Effect of exchange rate changes on cash held	5,436	4,716

Cash and cash equivalents at the ended of the period	1,505,327	1,544,072

Supplemental cash flow information
Interest paid	316,961	42,116
Income taxes paid	27,874	163,399

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE – CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa – CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and its subsidiaries with a 62.30 % interest. Cosan, Cosan S.A. and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”), which has been consolidated since November 2012; (ii) Logistics services including transportation, port loading and storage of sugar, through its subsidiary Rumo Logística Operadora Multimodal S.A. (“Rumo”); (iii) Purchase, sale and leasing of agricultural land through its subsidiary, Radar Propriedades Agrícolas S.A. ("Radar"); (iv) Production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities; and (v) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two jointly controlled entities ("Joint Ventures" or "JVs"): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse. Cosan and Royal Dutch Shell (“Shell”) share control of the two entities, where each owns 50% of the economic control. Up until the adoption of IFRS11 – Joint Arrangements (“IFRS 11”), these investments were accounted for using the proportional consolidation method. As from the adoption of IFRS 11 in fiscal year ended December 31, 2013, these investments are accounted for under the equity method.

The Annual General Shareholders' Meeting held on July 31, 2013, approved a fiscal year end change from March 31st to December 31st. This change was driven by changes in the Company’s investment portfolio, in which other businesses that do not use the harvest year (March 31st) have become more significant. With this change, the Company’s fiscal year begins on January 1st and ends on December 31st. These consolidated financial statements are for the three months ended March 31, 2014.

2	Basis of preparation

2.1	Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

These interim consolidated financial statements were authorized for issue by the Board of Directors on May 13, 2014.

2.2	Basis of consolidation

The consolidated financial statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Ownership percentage
	March 31, 2014	December 31, 2013
Directly owned subsidiary
Cosan S.A.	62.30	62.30

Interest of Cosan S.A. in its subsidiaries
Administração de Participações Aguassanta Ltda.(1)	-	65.00
Águas da Ponte Alta S.A.	65.00	65.00
Aldwych Temple Venture Capital Ltd.	100.00	100.00
Bioinvestments Negócios e Participações S.A.	65.00	65.00
Comma Oil Chemicals	100.00	100.00
Companhia de Gás de São Paulo - COMGÁS	60.05	60.05
Cosan Biomassa S.A.	100.00	100.00
Cosan Cayman II Limited	100.00	100.00
Cosan Global Limited	100.00	100.00
Cosan Infraestrutura S.A.	100.00	100.00
Cosan Investimentos e Participações S.A.	100.00	100.00
Cosan Lubes Investments Limited	100.00	100.00
Cosan Lubrificantes e Especialidades S.A.	100.00	100.00
Cosan Luxembourg S.A.	100.00	100.00
Cosan Overseas Limited	100.00	100.00
Cosan US, Inc.	100.00	100.00
Logispot Armazéns Gerais S.A.(2)	38.25	38.25
Nova Agrícola Ponte Alta S.A.	29.50	29.50
Nova Amaralina S.A. Propriedades Agrícolas	29.50	29.50
Nova Santa Barbara Agrícola S.A.	29.50	29.50
Novo Rumo Logística S.A.	100.00	100.00
Pasadena Empreendimentos e Participações S.A.	100.00	100.00
Proud Participações S.A.	65.00	65.00
Radar II Propriedades Agrícolas S.A.	65.00	65.00
Radar Propriedades Agrícolas S.A.	29.50	29.50
Rumo Logística Operadora Multimodal S.A.	75.00	75.00
Cosan Paraguay S.A.	100.00	100.00
Terras da Ponte Alta S.A.	29.50	29.50
Vale da Ponte Alta S.A.	65.00	65.00

(1)	Incorporated in March 2014;
(2)	Cosan has control over this subsidiary through an interest of 51% held by Rumo.

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3	Operating segments

Segment information

The following segment information is based on the information used by Cosan's senior management to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a consistent basis with the accounting policies used in the preparation of the consolidated financial statements. Cosan evaluates operating performance based on the measure of EBITDA. A reconciliation of EBITDA to profit (loss) of the period is presented below.

Operating segments

I.
Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

II.	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand "Shell" and "Esso" throughout Brazil;

III.
COMGÁS: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermogeneration and cogeneration sectors;

IV.	Rumo: logistics services for transport, storage and port loading of commodities, mainly for sugar products;

V.	Radar: management, buying, selling and leasing of agricultural;

VI.
Lubricants: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark; Following the adoption of IFRS 11, whereby the Company no longer proportionally consolidates the results of Raízen Energia and Raízen Combustíveis, the Lubricants segment met the quantitative thresholds to be separately reportable, and the comparative segment information has been restated;

VII.	Cosan´s others business: other investments, in addition to the corporate activities of the Company.

The segments Raízen Energia and Raízen Combustíveis are equity accounted for under the equity method and not consolidated in these interim consolidated financial statements. However, the Company’s senior management continues to review segment information of 100% of the results of these segments and a reconciliation of these segments to the entity’s financial information is presented in the column “Joint Venture deconsolidation”.

The following assets and statement of profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2014
	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan´s other business	Joint Venture deconsolidation	Segment elimination	Consolidated
Statement of profit or loss:
Net sales	2,604,833	13,010,956	1,517,378	207,935	63,552	368,269	52	(15,615,789)	-	2,157,186
Domestic market	992,922	13,010,956	1,517,378	178,931	63,552	368,269	52	(14,003,878)	-	2,128,182
External market	1,611,911	-	-	29,004	-	-	-	(1,611,911)	-	29,004
Gross profit	491,873	670,295	448,410	84,403	25,244	78,273	62	(1,162,168)	-	636,392
Selling, general and administrative expenses	(303,558)	(388,603)	(217,462)	(19,974)	(8,350)	(73,657)	(34,752)	692,161	-	(354,195)
Other income (expenses)	60,169	101,760	(7,112)	6,702	(23,045)	408	(9,745)	(161,929)	-	(32,792)
Financial income	65,911	17,667	15,459	12,227	3,413	(207)	20,576	(83,578)	(3,116)	48,352
Financial expense	(128,398)	(20,044)	(71,389)	(8,487)	(268)	42,683	(151,120)	148,442	3,116	(185,465)
Foreign exchange losses, net	78,784	32,882	35,266	113	-	(9,989)	50,347	(111,666)	-	75,737
Derivatives	48,129	(29,844)	(35,885)	-	-	(7,221)	(17,976)	(18,285)	-	(61,082)
Equity in income of associates	(10,363)	5,254	-	-	-	(1,298)	146,823	5,109	(146,714)	(1,189)
Equity in income of jointly controlled entity	-	-	-	-	-	-	222,990	-	-	222,990
Income taxes expenses	(96,089)	(118,019)	(58,963)	(25,243)	(2,726)	(20,792)	48,162	214,108	-	(59,562)
Profit (loss) for the period	206,458	271,348	108,324	49,741	(5,732)	8,200	275,368	(477,806)	(146,714)	289,187

Other selected data:
Depreciation and amortization	495,854	132,466	118,168	21,715	242	19,517	736	(628,320)	-	160,378
EBITDA	733,975	521,172	342,004	92,846	(5,909)	23,243	326,115	(1,255,147)	(146,714)	631,585
Addition to PP&E, intangible and biological assets (cash)	1,009,050	277,800	155,810	13,947	40	5,916	16,456	(1,286,850)	-	192,169

Reconciliation of EBITDA
Profit (loss) for the period	206,458	271,348	108,324	49,741	(5,732)	8,200	275,368	(477,806)	(146,714)	289,187
Income taxes expenses	96,089	118,019	58,963	25,243	2,726	20,792	(48,162)	(214,108)	-	59,562
Financial result, net	(64,426)	(661)	56,549	(3,853)	(3,145)	(25,266)	98,173	65,087	-	122,458
Depreciation and amortization	495,854	132,466	118,168	21,715	242	19,517	736	(628,320)	-	160,378
EBITDA	733,975	521,172	342,004	92,846	(5,909)	23,243	326,115	(1,255,147)	(146,714)	631,585

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2013
	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan´s other business	Joint Venture deconsolidation	Segment elimination	Consolidated
Statement of profit or loss:
Net sales	2,350,366	10,947,101	1,447,743	168,385	15,383	357,699	-	(13,297,467)	-	1,989,210
Domestic market	777,634	10,947,101	1,447,743	151,095	15,383	357,699	-	(11,724,735)	-	1,971,920
External market	1,572,732	-	-	17,290	-	-	-	(1,572,732)	-	17,290
Gross profit	259,406	595,495	415,369	73,233	15,383	99,788	-	(854,901)	-	603,773
Selling, general and administrative expenses	(332,020)	(358,398)	(221,994)	(16,696)	(4,821)	(67,552)	(26,485)	690,418	-	(337,548)
Other income (expenses)	26,595	67,303	(1,358)	(5,992)	54,417	(2,487)	27,283	(93,898)	-	71,863
Financial income	46,012	33,207	9,627	8,873	585	9,146	31,310	(79,219)	-	59,541
Financial expense	(89,552)	(22,715)	(55,598)	(10,120)	(261)	(15,310)	(152,710)	112,267	-	(233,999)
Foreign exchange losses, net	31,211	14,903	(12,833)	24	(3)	(2,041)	14,782	(46,114)	-	(71)
Derivatives	20,842	(19,156)	8,779	-	-	5,587	(19,687)	(1,686)	-	(5,321)
Equity in income of associates	(9,272)	-	-	-	-	-	98,612	9,272	(100,080)	(1,468)
Equity in income of jointly controlled entity	-	-	-	-	-	-	94,077	-	-	94,077
Income taxes expenses	24,445	(90,861)	(48,541)	(16,539)	(3,423)	(13,897)	63,735	66,416	-	(18,665)
Profit (loss) for the period	(22,333)	219,778	93,451	32,783	61,877	13,234	127,548	(197,445)	(100,080)	228,813

Other selected data:
Depreciation and amortization	465,752	118,464	122,338	18,514	222	17,815	463	(584,216)	-	159,352
EBITDA	410,461	422,864	314,355	69,059	65,201	47,564	190,581	(833,325)	(100,080)	586,680
Addition to PP&E, intangible and biological assets (cash)	1,017,140	153,544	174,533	57,015	2,360	16,045	1,407	(1,170,684)	-	251,360

Reconciliation of EBITDA
Profit (loss) for the period	(22,333)	219,778	93,451	32,783	61,877	13,234	127,548	(197,445)	(100,080)	228,813
Income taxes expenses	(24,445)	90,861	48,541	16,539	3,423	13,897	(63,735)	(66,416)	-	18,665
Financial result, net	(8,513)	(6,239)	50,025	1,223	(321)	2,618	126,305	14,752	-	179,850
Depreciation and amortization	465,752	118,464	122,338	18,514	222	17,815	463	(584,216)	-	159,352
EBITDA	410,461	422,864	314,355	69,059	65,201	47,564	190,581	(833,325)	(100,080)	586,680

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2014
Statement of financial position:	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan´s other business	Joint Venture deconsolidation	Segment elimination	Consolidated
Cash and cash equivalents	1,771,015	566,606	783,560	462,982	7,968	72,124	178,693	(2,337,621)	-	1,505,327
Investment securities	-	-	-	-	120,875	-	-	-	-	120,875
Trade receivables	356,004	1,190,832	592,520	26,551	51,402	197,946	1,288	(1,546,836)	-	869,707
Inventories	453,810	941,982	116,527	5,250	-	147,816	1	(1,395,792)	-	269,594
Other current assets	1,409,016	557,552	237,879	28,782	285,267	44,715	676,182	(1,966,568)	(422,922)	849,903
Equity method investments	162,266	255,711	-	-	-	13,592	12,283,340	(417,977)	(12,193,325)	103,607
Investment in joint ventures	-	-	-	-	-	-	8,471,068	-	(8,495)	8,462,573
Biological assets	2,036,693	-	-	-	-	-	-	(2,036,693)	-	-
Investment property	-	-	-	-	2,263,356	-	-	-	-	2,263,356
Property, plant and equipment	10,322,749	2,503,252	-	1,021,712	10,999	198,289	65,841	(12,826,001)	-	1,296,841
Intangible assets	3,329,949	4,092,153	8,486,121	739,302	83	852,997	3,187	(7,422,102)	-	10,081,690
Non-current other assets	1,418,139	1,349,945	325,473	270,994	4,499	(110,068)	2,590,875	(2,768,084)	(402,511)	2,679,262
Loans and borrowings	(7,580,843)	(815,208)	(2,964,239)	(688,916)	-	(206,502)	(5,123,720)	8,396,051	-	(8,983,377)
Trade payables	(637,863)	(777,950)	(727,212)	(57,227)	(766)	(38,889)	(1,315)	1,415,813	-	(825,409)
Employee benefits payable	(292,468)	(86,164)	(35,873)	(7,965)	(6,366)	(9,674)	(8,221)	378,632	-	(68,099)
Other current liabilities	(618,828)	(718,443)	(300,472)	(338,549)	(30,414)	(102,057)	(256,665)	1,337,271	423,546	(604,608)
Other non-current liabilities	(1,630,735)	(2,456,469)	(905,865)	(207,141)	(84,207)	(242,479)	(3,476,785)	4,087,204	401,887	(4,514,590)
Total assets (net of liabilities) allocated by segment	10,498,904	6,603,799	5,608,419	1,255,775	2,622,696	817,810	15,403,772	(17,102,703)	(12,201,820)	13,506,652
Total assets	21,259,641	11,458,033	10,542,080	2,555,573	2,744,449	1,417,411	24,270,475	(32,717,674)	(13,027,253)	28,502,735

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2013
Statement of financial position:	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan´s other business	Joint Venture deconsolidated	Segment elimination	Consolidated
Cash and cash equivalents	1,058,483	328,992	535,957	497,753	13,408	57,892	404,555	(1,387,475)	-	1,509,565
Investment securities	-	-	-	-	87,978	-	-	-	-	87,978
Trade receivables	416,746	1,435,095	582,889	32,506	28,051	200,796	241	(1,851,841)	-	844,483
Inventories	2,026,925	1,057,049	121,253	5,237	-	185,490	-	(3,083,974)	-	311,980
Other current assets	1,279,553	484,475	248,803	22,389	323,476	45,227	384,101	(1,764,028)	(214,000)	809,996
Equity method investments	408,591	254,826	-	-	-	15,364	12,183,241	(663,417)	(12,095,289)	103,316
Investment in joint ventures	-	-	-	-	-	-	8,498,259	-	-	8,498,259
Biological assets	1,867,765	-	-	-	-	-	-	(1,867,765)	-	-
Investment property	-	-	-	-	2,281,509	-	-	-	-	2,281,509
Property, plant and equipment	9,504,874	2,494,486	-	1,013,149	11,195	197,137	50,429	(11,999,360)	-	1,271,910
Intangible assets	3,100,227	4,038,314	8,450,541	755,635	89	867,826	3,949	(7,138,541)	-	10,078,040
Other non-current asset	1,534,557	1,403,117	332,918	234,965	4,884	(93,658)	2,755,374	(2,937,674)	(415,785)	2,818,698
Loans and borrowings	(7,732,778)	(862,521)	(2,841,387)	(705,974)	-	(209,579)	(5,336,016)	8,595,299	-	(9,092,956)
Trade payables	(633,505)	(551,176)	(706,397)	(82,872)	(1,216)	(70,102)	(1,562)	1,184,681	(280)	(862,429)
Employee benefits payable	(249,919)	(60,091)	(59,417)	(12,522)	(4,247)	(13,039)	(14,071)	310,010	-	(103,296)
Other current liabilities	(495,240)	(525,188)	(301,089)	(127,287)	(31,020)	(107,826)	(280,602)	1,020,428	213,718	(634,106)
Other non-current liabilities	(1,693,036)	(2,715,727)	(863,768)	(198,620)	(85,951)	(327,564)	(3,543,628)	4,408,763	416,348	(4,602,901)
Total assets (net of liabilities) allocated by segment	10,393,243	6,781,651	5,500,303	1,434,359	2,628,156	747,964	15,104,289	(17,174,894)	(12,095,307)	13,319,764
Total assets	21,197,721	11,496,354	10,272,361	2,561,634	2,750,590	1,476,074	24,280,149	(32,694,075)	(12,725,074)	28,615,734

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Detailed net sales by segment:

	March 31, 2014	March 31, 2013
Raízen Energia
Sugar	1,225,469	1,176,667
Ethanol	1,321,277	1,123,323
Cogeneration	27,266	13,139
Other	30,821	37,237
	2,604,833	2,350,366
Raízen Combustíveis
Fuels	13,010,956	10,947,101
	13,010,956	10,947,101
COMGÁS
Industrial	1,025,427	945,740
Residential	112,176	113,986
Thermo generation	87,595	84,682
Cogeneration	63,834	68,325
Automotive	46,796	44,954
Commercial	55,457	48,853
Construction revenue	117,641	135,161
Other	8,453	6,042
	1,517,378	1,447,743
Rumo
Port loading	49,428	36,634
Logistics	154,947	128,498
Other	3,559	3,251
	207,935	168,383
Radar
Property sale	45,590	-
Land lease	16,128	15,383
Land lease	1,834	-
	63,552	15,383
Lubricants
Lubricants	319,188	324,088
Basic Oil	46,023	31,122
Other	3,058	2,490
	368,269	357,700

Cosan’s other business	52	-

Joint Venture deconsolidated	(15,615,789)	(13,297,467)

Total	2,157,186	1,989,210

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

4	Cash and cash equivalents

	March 31, 2014	December 31, 2013
Brazilian Reais
Short-term investments	1,416,998	1,387,295

U.S. Dollars
Cash and bank deposits	88,329	122,270

	1,505,327	1,509,565

Short-term investments are mainly comprised of exclusive funds as presented below:

	March 31, 2014	December 31, 2013

Exclusive funds
Commitment transactions	441,580	662,262
Bank certificate of deposits - CDB	110,939	175,895
	552,519	838,157
Bank investments
Bank certificate of deposits - CDB	212,359	147,782
Commitment transactions	538,074	342,894
Other financial investments	114,046	58,462
	864,479	549,138

	1,416,998	1,387,295

5	Trade receivables

The balance of trade receivables is comprised of the following:

	March 31, 2014	December 31, 2013
Domestic	1,136,557	1,087,118
Foreign	27,986	24,453
Allowance for doubtful accounts	(36,087)	(28,628)

	1,128,455	1,082,943

Current	869,707	844,483
Non-current	258,748	238,460

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

On October 10, 2013, ALL – América Latina Logística S.A. (“ALL”), issued a press release announcing that it had initiated legal actions in relation to the contracts entered with Rumo. Rumo then filed a request for arbitration against ALL, among other administrative and judicial measures to enforce its contractual rights and to require ALL comply with the terms of the agreement signed in 2009, as amended, including the 4th and 5th amendment signed on May 31, 2013. There are no judicial decisions suspending the validity of the contracts signed between ALL and Rumo. On May 12, 2014, Rumo and ALL required the suspension of the litigation in accordance with art. 265, item II of CPC - Civil Procedure Code, including any resources or incident, for the period of six months, without prejudice to the parties when the eventual resumption of its course.

As of March 31, 2014, Rumo has recorded accounts receivable from ALL amounting to R$ 245,559 (R$ 225,401 on December 31, 2013) for services provided under the agreements in accordance with IAS 18 - Revenue. Additionally, revenue totaling R$ 95,600, including penalties and interest, was not recorded because not all the criteria for revenue recognition have been met.

6	Other financial assets

	March 31, 2014	December 31, 2013
Exxon Mobil financial assets	314,847	309,378
Receivable from sale of discontinued operations(a)	164,500	160,783
	479,347	470,161

Current	64,492	63,054
Non-current	414,855	407,107

a)	Remaining balance the alienation of Cosan Alimentos.

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

7	Related parties

a)	Receivables from and payables to related parties are as follows:

	March 31, 2014	December 31, 2013
Current assets
Commercial operations
Raízen Energia S.A.	26,307	27,681
Transport services	8,775	10,538
Lubricants	2,623	3,086
Other	14,909	14,057
Raízen Combustíveis S.A.	4,779	4,048
Aguassanta Participações S.A.	6,440	6,368
Other	5,239	-
	42,765	38,097
Corporate operation / Agreements
Raízen Energia S.A.	3	1,468
	3	1,468
Financial operations
Rezende Barbosa Group	6,188	7,223
	6,188	7,223

	48,956	46,788

Receivables under the
framework agreement
Raízen Energia S.A.	261,547	305,183
Raízen Combustíveis S.A.	30,252	90,756
	291,799	395,939
Financial operations
Rezende Barbosa Group	106,230	107,002
	106,230	107,002

Corporate restructuring	734	1,540
	734	1,540

	398,763	504,481

Total	447,719	551,269

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Current liabilities
Commercial operations
Shell Brazil Holding B.V.	2,332	5,986
Raízen Energia S.A.	19,894	18,491
Advances from port services	3,885	7,998
Shared expenses	11,640	10,204
Other	4,369	289
Raízen Combustíveis S.A.	591	1,709
Other	66	34
	22,883	26,220
Corporate operations / Agreements
Raízen Combustíveis S.A.	9,091	8,800
Raízen Energia S.A.	44,596	70,443
	53,687	79,243

Total	76,570	105,463

b)	Related party transactions are as follows:

Commercial operations of Cosan among its subsidiaries and jointly controlled entities are carried out at market prices and market conditions. During quarter ended March 31, 2014 and 2013 no loss for doubtful accounts was recorded with regards to receivables from related parties.

	March 31, 2014	March 31, 2013
Sales of goods and services
Raízen Energia S.A.	93,571	96,825
Other	14	-
	93,585	96,825
Purchase of goods / Inputs
Raízen Energia S.A.	(1)	(1)
Raízen Combustíveis S.A.	(364)	(208)
	(365)	(209)
Shared income (expense)
Aguassanta Participações S.A.	106	91
Raízen Energia S.A.	(3,520)	(2,083)
	(3,414)	(1,992)
Financial result
Rezende Barbosa Group	167	330
Raízen Energia S.A.	616	516
Ethanol Participações	(45)	(288)
Aldwich Temple Venture Capital Ltd.	(66)	(67)
Other	98	(79)
	770	412

Total	90,576	95,036

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

8	Equity method investments

	Issued shares of the investee	Number of shares held by Cosan	Percentage of interest (%)	At December 31, 2013	Equity income of investees	Equity method adjustments	Capital increase	Other	At March 31, 2014	Equity income of investees March 31, 2013
Tellus Brasil Participações Ltda.(a)	65,957,282	33,638,214	51.00	78,821	446	103	3,507	-	82,877	59
Novvi Limited	200,002	100,001	50.00	15,364	(1,298)	(473)	-	-	13,593	-
Vertical UK LLP	-	-	50.00	8,126	666	(1,654)	-	-	7,138	-
Other investments	-	-	-	1,005	(1,003)	-	-	(3)	(1)	(1,527)

Total				103,316	(1,189)	(2,024)	3,507	(3)	103,607	(1,468)

b) Non-controlling interest:

	Issued shares of the investee	Number of shares held by non-controlling	Ownership percentage of non-controlling interest (%)	At December 31, 2013	Equity in income of investee of non-controlling	Equity method adjustments	Dividends	At March 31, 2014
Logispot Armazéns Gerais S.A.	2,040,816	1,000,000	61.75	37,219	(221)	-	(141)	36,857
Rumo Logística Operadora Multimodal S.A.	956,917	239,229	25.00	349,285	12,491	-	(57,046)	304,730
Radar Propriedades Agrícolas S.A.	21,148,989	17,147,822	81.08	1,607,793	(3,934)	219	-	1,604,078
Radar II Propriedades Agrícolas S.A.	830,690,258	290,710,861	35.00	328,192	(590)	16	-	327,618
Companhia de Gás de São Paulo - "COMGÁS"	119,822,797	47,864,807	39.95	1,961,238	43,275	(83)	-	2,004,430
Elimination of participation Radar II in Radar	-	-	-	(505,215)	806	(44)	-	(504,453)
Cosan S.A. Indústria e Comércio	407,214,353	252,444,538	37.70	3,654,978	99,250	(22,395)	-	3,731,833

Total				7,433,490	151,077	(22,287)	(57,187)	7,505,093

9	Investment in jointly controlled entities

Cosan has joint control over Raízen Energia and Raízen Combustíveis by virtue of its 50% share in the equity shares of both companies and the requirement for unanimous consent by all parties over decisions related to the relevant activities of the arrangements. The investments have been classified as joint ventures under IFRS 11 and therefore the equity method of accounting is used in the consolidated financial statements. Prior to the adoption of IFRS 11, Cosan's interests in Raízen Energia and Raízen Combustíveis were proportionately consolidated.

Investments in jointly controlled entities had the following change in the period:

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

										Equity in income of jointly controlled entity March 31, 2013

	Issued shares of the investee	Number of shares held by Cosan	Percentage of interest (%)	December 31, 2013	Equity in income of jointly controlled entity	Equity method adjustments	Dividends	Other equity effects	March 31, 2014
Raízen Combustíveis S.A.	3,303,168,484	1,651,584,242	50.00	3,326,482	111,983	-	(200,500)	-	3,237,965	107,663
Raízen Energia S.A.	5,902,595,634	2,951,297,817	50.00	5,171,777	111,007	(61,928)	(518)	4,270	5,224,608	(13,586)

Total				8,498,259	222,990	(61,928)	(201,018)	4,270	8,462,573	94,077

The statement of financial position and statement of profit or loss of jointly controlled entities are disclosed in Note 4, Segments.

The cash flows and comprehensive income of the jointly controlled entities Raízen Energia and Raízen Combustíveis for the period ended March 31, 2014 and March 31, 2013 are presented below:

	Raízen Energia		Raízen Combustíveis
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Cash flow
Operating activities	1,829,954	1,691,394	997,678	352,792
Investing activities	(1,007,923)	(1,059,472)	(323,134)	86,976
Financing activities	(109,499)	(475,730)	(436,930)	(393,136)

Increase in cash
and cash equivalents	712,532	156,192	237,614	46,632

Other comprehensive (loss) income	91,484	(35,585)	271,498	219,779

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

According to the terms of the Framework Agreement of Joint Venture Raízen, Cosan is responsible for legal proceedings that existed prior to the formation of Raízen, which are net of judicial deposits as of April 1, 2011, as well as tax installments on the REFIS (tax refinancing) program, recorded in "Other taxes payable". Additionally, Cosan is party to a credit line (stand-by) facility granted to Raízen in the amount of US Dollars 500,000 thousand, which was unused at March 31, 2014.

10	Investment property

The balance of investment property is as follows:

At December 31, 2013	2,281,509
Change in fair value	(18,153)

At March 31, 2014	2,263,356

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

11	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Rail cars and locomotives	Construction in progress	Other	Total
Cost
At December 31, 2013	447,240	359,262	436,064	284,262	35,100	1,561,928
Additions	1,624	3,047	-	30,432	-	35,104
Disposals	-	(1,070)	-	-	(844)	(1,914)
Transfers (i)	28,877	56,399	-	(83,027)	5,097	7,346
At March 31, 2014	477,741	417,638	436,064	231,667	39,353	1,602,464

Depreciation
At December 31, 2013	(80,419)	(153,996)	(41,584)	-	(14,019)	(290,018)
Additions	(3,831)	(8,045)	(3,416)	-	(1,092)	(16,383)
Disposals	-	-	-	-	778	778
At March 31, 2014	(84,250)	(162,041)	(45,000)	-	(14,333)	(305,623)

At December 31, 2013	366,821	205,266	394,480	284,262	21,081	1,271,910
At March 31, 2014	393,491	255,598	391,064	231,667	25,021	1,296,841

(i) Refer to intangible transfers due to the capitalization of these assets.

Capitalization of borrowing costs

Capitalized borrowing costs for the quarter ended March 31, 2014, amounted to R$ 1,978 (March 31, 2013 R$ 1,575). The weighted average interest rate used to capitalize interest on the balance of construction in progress, was 5.92% p.a. for the quarter ended March 31,2014 (5,84% p.a. for the quarter ended March 31,2013).

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

12	Intangible assets

	Goodwill	Concession intangible asset - COMGÁS	Improvements in public concessions and operation licenses	Trademarks	Related customer relationships	Other	Total
Cost
At December 31, 2013	703,956	8,307,282	751,555	252,474	719,186	200,825	10,935,278
Additions	-	122,329	-	-	32,145	2,592	157,066
Disposals	-	(2,863)	-	-	(1,975)	-	(4,838)
Transfers (i)	-	-	(4,812)	-	-	(2,534)	(7,346)
At March 31, 2014	703,956	8,426,748	746,743	252,474	749,356	200,883	11,080,160

Amortization
At December 31, 2013	-	(306,437)	(102,119)	(114,132)	(273,120)	(61,430)	(857,238)
Additions	-	(75,980)	(8,989)	(5,707)	(40,662)	(12,809)	(144,147)
Disposals	-	1,808	-	-	1,107	-	2,915
At March 31, 2014	-	(380,609)	(111,108)	(119,839)	(312,675)	(74,239)	(998,469)

At December 31, 2013	703,956	8,000,845	649,436	138,342	446,066	139,395	10,078,040
At March 31, 2014	703,956	8,046,139	635,635	132,635	436,681	126,644	10,081,690

(i) Refer to intangible transfers due to the capitalization of these assets.

Capitalization of borrowing costs

Capitalized borrowing costs for the quarter ended March 31, 2014, amounted to R$ 4,452 (March 31, 2013 R $ 4,310). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 9.62% p.a. for the quarter ended March 31, 2014 (7.23% p.a. for the quarter ended March 31, 2013).

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Intangible assets (excluding goodwill)	Annual rate of amortization - %	March 31, 2014	December 31, 2013
Concession intangible asset - COMGÁS (a)	Over the concession term	8,046,139	8,000,845
Improvements in public grants (b)	Over the concession term	376,380	387,245
Operating license for port terminal (c)	4.00	259,255	262,190
		635,635	649,435
Trademarks
Mobil	10.00	108,431	114,138
União	2.00	-	-
Comma		24,204	24,204
		132,635	138,342
Relationship with customers
COMGÁS	3.00	372,047	375,184
Lubricants	6.00	64,635	70,883
		436,682	446,067
Other
Software licenses	20.00	81,881	91,695
Other	Up to 20	44,762	47,700
		126,643	139,395

		9,377,734	9,374,084

a)
Refers to the concession intangible asset for the public gas distribution service, which represents the right to charge users for the supply of gas and is comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets as disclosed;

b)	Refers to improvements made to the federal railways in relation to the transportation agreement entered by Rumo;

c)	License port operations and customer relationships of Rumo, recognized as a result of business combinations.

Impairment testing of cash-generating units containing goodwill.

During the period ended March 31, 2014, no impairment indicator was identified that would require the performance of an impairment test.

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

13	Loans and borrowings

	Interest
Description(a)	Index(b)	Interest rate(c) (%)	March 31, 2014	December 31, 2013	Maturity date
Senior Notes Due 2018	Pre-fixed	9.50	853,512	873,589	mar-18
Senior Notes Due 2023	Dollar (US$)	5.00	1,065,194	1,086,716	mar-23
BNDES	TJLP	7.95	466,297	526,716	jun-17
BNDES	SELIC	10.70	206,944	159,894	oct-20
BNDES	TJ462	7.94	665,151	525,636	oct-20
Perpetual notes	Dollar (US$)	8.25	1,145,924	1,186,221	-
Working capital	Dollar (US$) + LIBOR	4.24	173,227	262,796	sep-16
Working capital	113% CDI	11.92	87,687	-	sep-16
Credit notes	110% CDI	11.61	302,526	393,646	aug-14
FINAME	Pre-fixed	4.23	266,118	277,298	nov-22
FINAME	URTJLP	7.06	415,412	428,916	may-22
Finem	Pre-fixed	3.50	2,114	-	jan-24
Finem	URTJLP	6.74	5,511	-	jan-22
Leasing	CDI	10.55%	748	1,068	oct-14
Foreign loans	LIBOR UK semiannual	4.27	206,264	209,340	jun-17
EIB	Dollar (US$) + LIBOR	2.12	632,428	633,223	sep-21
Resolution 4131	Dollar (US$) + LIBOR	2.87	397,788	413,477	feb-18
Debentures	CDI	12.98	1,406,520	1,443,941	oct-20
Non-convertible debentures	CDI	11.69	162,779	164,144	aub-14
Debentures	Fixed rate+IPCA	11.31	432,103	417,231	sep-20
FINEP	Pre-fixed	5.00	89,130	89,104	jan-21
			8,983,377	9,092,956

Current			875,408	1,050,862
Non-current			8,107,969	8,042,094

a)
Loans and borrowings are guaranteed by promissory notes and endorsements of the Company and its jointly-controlled entities and controlling shareholders, besides other guarantees, such as: (i) credit rights originated from the expansion contracts of the logistic segment and gas distribution (BNDES), (ii) underlying assets (property, plant and equipment and Intangible assets) being financed (FINAME);

b)
TJLP and URTJLP are long-term interest rates set on loans by the BNDES, the Brazilian National Development Bank. SELIC is the benchmark interest rate set by the Central Bank of Brazil. CDI is a benchmark interbank lending rate in Brazil. IPCA is the benchmark consumer price index used by the Central Bank of Brazil to set monetary policy.

c)	As at March 31, 2014, except where otherwise indicated.

The fair value of loans and borrowings are as follows:

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Carrying amount		Fair value
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Senior / perpetual notes	3,064,629	3,174,894	2,919,963	2,977,658
Financing	5,918,748	5,918,062	5,918,748	5,918,062
Total	8,983,377	9,092,956	8,838,711	8,895,720

14	Trade payables

	March 31, 2014	December 31, 2013
Natural gas suppliers	611,142	590,168
Materials and services suppliers	214,267	272,261

	825,409	862,429

15	Other taxes payable

	March 31, 2014	December 31, 2013
ICMS – State VAT	84,532	77,466
INSS - Social security	2,112	2,842
PIS - Revenue tax	3,949	5,170
COFINS- Revenue tax	24,822	30,470
Recovery program – REFIS	1,076,578	1,075,019
Other	6,529	18,856
	1,198,522	1,209,823

Current	187,454	199,056
Non-current	1,011,068	1,010,767

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

16	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses

	March 31, 2014	March 31, 2013
Profit before taxes	348,748	250,847
Income tax and social contribution at
nominal rate (34%)	(118,574)	(85,288)

Adjustments to reconcile to effective tax rate
Equity method investments (non taxable income)	75,412	31,487
Permanent differences (donations, gifts, etc.)	(1,704)	(860)
Stock options	(872)	(1,130)
Interest on capital	(6,970)	(6,800)
Tax losses	(674)	(65,006)
Losses from offshore companies	(6,654)	-
Tax basis differences related to entities taxed on the Brazilian presumed profits method	(3,748)	16,315
Foreign exchange effects of foreign subsidiaries	(7,145)	(16,452)
Tax effect of unrealized gain on investment in Joint Venture(i)	-	120,554
Other	(2,472)	(11,485)

Income tax and social contribution expense (current and deferred)	(59,562)	(18,665)

Effective rate - %	17.08	7.44

(i) Tax benefit created related to a downstream reverse merger in Raízen that resulted in a gain to Cosan’s statement of profit or loss. The gain is not taxable income and so appears in the tax reconciliation.

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities

				March 31, 2014	December 31, 2013
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carryforwards
Income tax loss carryforwards	1,335,328	333,832	-	333,832	282,656
Social contribution tax loss carryforwards	1,342,549	-	120,829	120,829	102,410

Temporary differences
Foreign currency receivables and payables	336,287	84,072	30,266	114,338	11,603
Tax deductible goodwill	1,422,668	355,667	128,040	483,707	514,893
Provision for judicial demands	528,068	132,017	47,526	179,543	194,985
Allowance for doubtful accounts	158,617	39,659	14,276	53,935	54,258
Profit sharing	9,728	2,432	876	3,308	67,057
Derivatives instruments unrealized gains	(130,124)	(32,531)	(11,711)	(44,242)	107,489
Unrealized gain on sale of investments	(90,864)	(22,716)	(8,178)	(30,894)	(30,894)
Other temporary differences	(137,847)	(34,462)	(12,406)	(46,868)	(38,897)
Property, plant and equipment	(90,013)	(22,503)	(8,101)	(30,604)	(28,018)
Gain on formation of Joint Ventures	(3,338,342)	(834,586)	(300,451)	(1,135,037)	(1,135,041)
Unrealized gains on investment property	(2,258,589)	(45,172)	(24,393)	(69,565)	(70,309)
Assets held for sale	(275,797)	(5,516)	(2,979)	(8,495)	(9,636)
Concession contract	31,881	7,970	2,869	10,839	11,579
Regulatory asset	296,729	74,182	26,706	100,888	118,228
Gains or losses on actuarial liabilities	297,835	74,459	26,804	101,263	41,593
Business combination - Property, plant and equipment	(110,919)	(27,730)	(9,983)	(37,713)	(38,097)
Business combination - Intangible assets	(4,203,232)	(1,050,808)	(378,291)	(1,429,099)	(1,441,910)
Business combination - Other fair value adjustments	(50,085)	(12,521)	(4,508)	(17,029)	(17,706)
Other	(433,941)	(108,486)	(39,055)	(147,541)	(162,677)
Total		(1,092,741)	(401,864)	(1,494,605)	(1,466,434)

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Deferred income tax - Assets	223,893	232,188
Deferred income tax - Liabilities	(1,718,498)	(1,698,622)

Total net deferred taxes	(1,494,605)	(1,466,434)

c)	Changes in deferred income taxes, net:

At December 31, 2013– Net deferred tax liability	(1,466,434)
Income	(29,023)
Other comprehensive income	(32)
Other	884

At March 31, 2014 - Net deferred tax liability	(1,494,605)

In November 2013, Provisional Measure (MP) 627 was issued, promoting changes to corporate income taxes. This measure, among other things, revokes the Transitional Tax Regime, introduced by Law 11.941/2009, and establishes that records prepared under international accounting standards (IFRS) be the bases for determination of taxes on income. The measure comes into effect in 2015, but may be early adopted in 2014 at the taxpayer's option. The Company analyzed the provisions of this MP and concluded that are no significant effects to be recorded in the financial statements for the period ended March 31, 2014. This analysis will be reviewed be reviewed again once the measure is enacted as there may be amendments to the bill.

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

17	Provision for legal proceedings

	March 31, 2014	December 31, 2013
Tax	342,310	410,890
Civil	146,753	146,011
Labor	167,110	165,557

	656,173	722,458

Judicial deposits as at March 31, 2014, and December 31, 2013, are as follow:

	March 31, 2014	December 31, 2013
Tax	275,403	294,991
Labor	39,865	32,904
Civil and environmental	43,267	33,659

	358,535	361,554

Changes in provision for legal proceedings:

	Tax	Civil	Labor	Total
At December 31, 2013	410,890	146,011	165,557	722,458
Increases	1,369	4,858	16,030	22,257
Settlement or write-offs	(77,419)	(5,783)	(23,092)	(106,294)
Reclassification	1,848	(2,060)	212	-
Interest and accruals	5,622	3,727	8,403	17,752

At March 31, 2014	342,310	146,753	167,110	656,173

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Judicial claims deemed to be probable losses, accrued

a)	Tax claims

Legal proceedings in relation to tax payments, as at March 31, 2014 and December 31, 2013, are as follow:

	March 31, 2014	December 31, 2013
Offset with FINSOCIAL	233,342	230,775
IPC - 89(i)	-	74,879
INSS - Social security	46,845	46,291
State VAT - ICMS credits	20,215	20,114
PIS and COFINS - Revenue taxes	6,473	6,541
IPI - Excise tax	979	993
Federal income taxes	329	329
Other	34,127	30,968

	342,310	410,890

(i)
In 1993, Cosan Lubrificantes e Especialidades ("Cosan CLE") filed a lawsuit to challenge the balance sheet inflation accounting index (“IPC”) established by the Federal Government in 1989, considering that this index did not reflect the actual rate of inflation. The use of this index led the Company to overpay income and social contribution taxes. Cosan CLE obtained a favorable preliminary court ruling that allowed it to recalculate its financial position, using indices that better reflected the actual inflation over the period. In doing so the Company adjusted the amounts of income and social contribution taxes payable and offset the overpayments in subsequent years until 1997. Despite the favorable court rulings, the tax authorities issued a notice of infringement to the Company challenging all of the taxes that were offset. The judicial demands has been reclassified to remote loss and therefore the provision of the R$ 75,144 was reversed and R$ 13,839 recorded under income tax expense for previous years and interest of the R$ 61,305 for judicial demands.

b)	Civil and environmental

The Company and its subsidiaries are parties to a number of civil legal claims related to (i) indemnification for material and moral damages, (ii) public civil claims related to burning of sugarcane stubble, and (iii) environmental matters.

The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other things, unpaid overtime, night shift premiums and risk premiums, employment guarantees, and the reimbursement of withholdings from payroll such as social contributions and trade union charges, among others.

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Judicial claims deemed as possible losses, and therefore not accrued

a)	Tax claims

Tax claims for which an unfavorable outcome is deemed possible and, therefore, not provisioned are as follow:

	March 31, 2014	December 31, 2013
ICMS - State VAT(i)	1,496,898	1,291,685
IRRF	621,659	637,130
Federal income taxes	722,325	726,815
INSS - social security and other	506,428	508,053
IPI - Excise tax credit - NT	405,705	430,981
PIS and COFINS - Revenue taxes	515,263	506,813
Compensation with IPI - IN 67/98	115,921	115,004
Other	689,000	637,619

	5,073,199	4,854,100

(i)
ICMS (State VAT): Refers mainly to (i) Tax assessments filed against the Company for alleged unpaid ICMS and non-compliance with regulations, in connection with the partnership and manufacturing upon demand, with Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007, (ii) ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempted. However, the tax authorities, classify crystallized sugar as a semi-finished product therefore, subject to ICMS taxation and (iii), ICMS with holdings  rate differences on the sale of ethanol to companies located in other states, which subsequently had their tax registrations revoked, (iv) disallowance of ICMS tax credits in the sale of diesel fuel to customers engaged in the agroindustrial business. The State Tax Administration understands that because the diesel fuel sold is for agricultural use, which is not the Company’s core business, ICMS cannot be offset, (e) ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration and (f) requirement resulting from disallowance of ICMS credits arising from purchases of goods from companies that, after operations had their tax registrations revoked. It happens that the State Treasury.

b)	Civil and labor

The main civil and labor claims for which unfavorable outcomes are deemed possible are as follow:

	March 31, 2014	December 31, 2013
Civil	793,828	832,311
Labor	515,441	502,697

	1,309,269	1,335,008

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

18	Stockholder’ Equity

a)	Share capital

As of March 31, 2014 Cosan Limited’s share capital is comprised of the following:

Shareholders	Class A and / or BDRs	%	Class B1 shares	%
Queluz Holding Limited	5,241,111	3.01	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
MSOR Participações	1,811,250	1.04	-	-
Usina Bom Jesus	255,000	0.15	-	-
Gávea funds	22,384,370	12.84	-	-
Other	144,663,610	82.97	-	-

Total	174,355,341	100.00	96,332,044	100.00

Class B1 shares entitle the holder to 10 votes per share and Class A share are entitled to one vote per share.

b)	Treasury shares

On September 16, 2011, the Board of Directors approved the repurchase of the Company’s own shares to be held in treasury, canceled or sold. The deadline for completion of the transaction was 365 days and the maximum repurchase price was US$ 100 million. The Company holds 5,996,502 treasury shares as of March 31, 2014 (5,996,502 shares on December 31, 2013) with a market value of R$ 11.40 as at March 31, 2014 (R$ 13.72 on December 31, 2013).

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Other comprehensive income

	December 31,	Comprehensive	March 31,
	2013	income	2014
Foreign currency translation differences	(223,038)	(3,523)	(226,561)
Gain (loss) on cash flow hedge in jointly controlled entity	43,384	(49,109)	(5,725)
Revaluation of investment property reclassified from property, plant and equipment	190,735	-	190,735
Defined benefit actuarial plan losses	16,092	(237)	15,855
Changes in value of available for sale financial assets	(7,480)	603	(6,877)

Total	19,693	(52,266)	(32,573)

Attributable to:
Owners of the Company	(84,887)	(29,980)	(114,867)
Non-controlling interests	104,580	(22,286)	82,294

19	Earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of capital shares in outstanding during the year. Diluted earnings per share is calculated by adjusting average shares outstanding for the conversion of all potentially dilutive options.

The following table sets forth the calculation of earnings per share for the quarter ended on March 31, 2014, and 2013 (in thousands of Brazilian Reais, except per share amounts):

	March 31, 2014	March 31, 2013
Numerator
Net income from continuing operations
Basic	140,807	88,363
Dilutive effect of subsidiary’s stock option plan	(17,973)	(18,060)
Dilutive effect of put option	(15,601)	(15,601)
Diluted	107,233	54,702
Loss from discontinued operations	-	(3,369)

Denominator
Weighted average number of shares outstanding	264,690,883	264,842,445

Basic earnings (loss) per share
Continuing operations	R$ 0.53	R$ 0.33
Discontinued operations	-	(R$ 0.01)
	R$ 0.53	R$ 0.32

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Diluted earnings (loss) per share
Continuing operations	R$ 0.41	R$ 0.21
Discontinued operations	-	(R$ 0.01)
	R$ 0.41	R$ 0.20

20	Gross Sales

	March 31, 2014	March 31, 2013
Taxable gross revenue from sales of products and services	2,547,442	2,328,816
Construction revenue	117,641	135,161
Indirect taxes and deductions	(507,897)	(474,767)

Net revenue	2,157,186	1,989,210

21	Financial results

	March 31, 2014	March 31, 2013
Financial expanse
Interest expense	(155,708)	(183,859)
Indexation charges	(17,185)	(6,637)
Bank fees	(12,572)	(43,503)
	(185,465)	(233,999)
Financial income
Interest income	16,208	35,018
Indexation credits	1,929	1,687
Income from short term investments	30,215	22,836
Other	-	-
	48,352	59,541
Foreign exchange effects, net(1)
Foreign exchange effects, net	75,737	(71)
	75,737	(71)
Derivative income (losses)
Exchange rate and interest rate derivatives	(61,082)	(5,321)
	(61,082)	(5,321)

	(122,458)	(179,850)

(1) Includes gains (and losses) on foreign exchange rates relating to assets and liabilities denominated in foreign currency.

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

22	Other, net

	March 31, 2014	1	March 31, 2013
Profit (loss) on port operations	5,343		(4,845)
Provisions for legal proceedings	(18,441)		(18,326)
(Loss) gain on disposal of non-current assets	(2,052)		15,548
Rental income	167		184
Changes in the fair value of investment property	(18,153)		52,753
Change in fair value for available-for-sale assets	(4,767)		-
Provision for loan losses	1,347		(72)
Gain on corporate restructuring	4,299		-
Other, net	(535)		26,621

	(32,792)		71,863

23	Assets held for sale

Assets held for sale were reduced by R$ 43,074 in the period, comprising R$ 38,307 on the disposal of farms and R$ 4,767 upon changes in fair value.

24	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Foreign exchange risk;
•	Interest rate risk;
•	Credit risk;
•	Liquidity risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company's risk management policies, these policy and processes for the assessment and management of risks.

Risk management structure

The risks inherent to each type of business market are managed and monitored by the Company and, where applicable, risk committees are convened to discuss and determine the hedging strategy of the Company in accordance with its policies and guidelines.

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

As at March 31, 2014 and December 31, 2013, the fair values relating to transactions involving derivative financial instruments to mitigate the Company’s risk exposure were measured at fair market value using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	P&L(I)
COMGÁS derivatives
Exchange rate risk
Exchange rate derivatives
Swap agreements	828,442	828,442	192,536	209,532	192,536
	828,442	828,442	192,536	209,532	192,536

Other subsidiaries derivatives
Exchange rate risk
Exchange rate derivatives
Term agreements	171,089	232,220	14,202	25,713	14,202
	171,089	232,220	14,202	25,713	14,202

Interest rate and exchange rate risk
Swap agreements (interest rate)	181,617	181,617	(13,012)	(13,573)	(13,012)
Swap agreements (interest and exchange rate)	1,662,806	1,662,806	(37,655)	(39,078)	(37,655)
	1,844,423	1,844,423	(50,667)	(52,652)	(50,667)

Total financial instruments contracted by Company			156,071	182,593	156,071

Assets			469,770	513,934
Liabilities			(313,699)	(331,341)

Foreign exchange risk

The table below shows the consolidated position at March 31, 2014 of derivatives used to hedge exchange rates:

Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional (US$)	Notional (R$)	Fair Value (R$)
Composition of balance of derivative financial instruments non designated in hedge accounting
Financial instruments contracted by COMGÁS:
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Jul-17	75,000	153,899	16,336
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Feb-18	50,000	99,385	13,408
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Aug-18	50,000	115,000	(3,191)
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Jun-20	84,381	154,933	45,354
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Sep-20	39,922	69,580	22,737
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	May-21	71,400	115,497	46,651
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Sep-21	72,435	120,148	51,241

At March 31, 2014					443,138	828,442	192,536
At December 31, 2013					443,138	828,442	209,532

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Financial instruments contracted by other subsidiaries:
Term	Purchased	OTC	NDF	Feb-14	3,358	8,015	(320)
Term	Purchased	OTC	NDF	May-14	10,385	22,083	1,635
Term	Purchased	OTC	NDF	Aug-14	10,385	22,509	1,758
Term	Purchased	OTC	NDF	Nov-14	10,385	22,927	1,895
Term	Purchased	OTC	NDF	Feb-15	10,385	23,310	2,055
Term	Purchased	OTC	NDF	May-15	10,385	23,668	2,231
Term	Purchased	OTC	NDF	Aug-15	10,385	24,092	2,379
Term	Purchased	OTC	NDF	Nov-15	10,385	24,485	2,569

Sub-total Term at March 31, 2014					76,053	171,089	14,202
Sub-total Term at December 31, 2013					102,971	232,220	25,713

Swap	N/A	OTC	Swap	Dec-14	81,972	181,617	(549)
Swap	N/A	OTC	Swap	Sep-16	75,000	179,063	(12,161)
Swap	N/A	OTC	Swap	Mar-18	-	-	(4,401)
Swap	N/A	OTC	Swap	Mar-23	675,000	1,483,743	(34,474)
Swap	Amortization Gain / Loss D1				-	-	918

Sub-total Swap at March 31, 2014					831,972	1,844,423	(50,667)
Sub-total Swap at December 31, 2013					831,972	1,844,423	(52,649)

At March 31, 2014					908,025	2,015,512	(36,465)
At December 31, 2013					934,943	2,076,643	(26,936)

At March 31, 2014 and December 31, 2013, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in US Dollars and British pounds:

	March 31, 2014	December 31, 2013
Cash and cash equivalents	64,829	1,387,295
Trade receivables	27,986	24,453
Loans and borrowings	(3,731,116)	(3,814,871)

Foreign exchange exposure, net	(3,638,301)	(2,403,123)

Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to mitigate variable interest rate fluctuation risks.

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Credit risk

The credit risk on cash and cash equivalents, bank deposits in national and foreign financial institutions are determined using the rating instruments accepted by the market as follows:

Investment securities
AAA	1,219,706
AA	197,292

At March 31, 2014	1,416,998

Liquidity risk

The table below demonstrates the Company’s non-derivative financial liabilities classified by due date at March 31, 2014. The amounts disclosed in the table are the contracted undiscounted cash flows.

	March 31, 2014					December 31, 2013
	Until 1 year	1 -2 years	3 – 5 years	More than 5 years	Total	Total
Loans and borrowings	(566,733)	(370,568)	(2,372,973)	(6,019,285)	(9,329,559)	(10,996,388)
Trade payables	(825,409)	-	-	-	(825,409)	(862,429)
REFIS payable	(65,510)	(71,980)	(213,355)	(725,733)	(1,076,578)	(1,010,767)

Total	(1,457,652)	(442,548)	(2,586,328)	(6,745,018)	(11,231,546)	(12,869,584)

Hedge accounting

To mitigate the Company’s risks from volatility of foreign exchange rates and interest rates, the Company entered into certain derivative contracts that were designated for hedge accounting (fair value hedge) as of July 1, 2013, with the purpose of protecting the "2023 Senior Notes". The hedge relationship consists of swapping the cash flows (cross currency interest rate swaps) with a foreign currency risk (USD) for local currency (BRL) and a fixed interest rate for a fixed percentage of the CDI (local market). The table below shows the fair value and gain recognized in the statement of profit or loss:

March 31, 2014
Fair value of the Senior Notes 2023	1,087,223
Loss recognized in the financial result	(27,584)

Fair value

The fair value of financial assets and liabilities is determined by reference to the price at which they could be exchanged in a current transaction between parties willing to negotiate, and not in a forced sale or liquidation (Note 25).

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Sensitivity analysis

A sensitivity analysis of the effects of changes in the relevant risk factors to which the Company is exposed to as of March 31, 2014 is presented below:

a)	Sensitivity analysis on changes in foreign exchange rates

The probable scenario was defined based on the US Dollar market rates as at March 31, 2014, which determines the fair values of the derivatives at that date. Stressed scenarios were defined based on impacts of a 25% and 50% change in the US Dollar exchange rates used in the probable scenario.

			Impacts on P&L(i)
	Risk factor	Probable scenario	Variation scenario (25%) Increase	Variation scenario (50%) Increase	Variation scenario (25%) Decrease	Variation scenario (50%) Decrease

COMGÁS Derivatives
Exchange rate and interest risks
Exchange rate derivatives
Swap contracts	Decrease in exchange
	rate R$/US$ and
	increase in CDI curve	192,536	512,678	813,972	(112,773)	(439,256)

Exchange rate risks
Exchange rate derivatives
Term agreements
Purchasing agreements	Decrease in exchange
	rate R$/US$	14,202	56,608	99,015	(28,206)	(70,613)

Interest rate risk
Swap contracts	Decrease in LIBOR curve	(549)	(238)	72	(860)	(1,171)
Swap contracts	No risk - asset and
	liabilities same position	(16,865)	-	-	-	-

Exchange rate and interest risks
Swap contracts	Decrease in exchange
	rate R$/US$ and
	increase in CDI curve	(34,170)	125,688	317,906	(249,789)	(449,544)

Total impact		155,154	694,736	1,230,965	(391,628)	(960,584)

(i) Exposure to fluctuations of COMGÁS absorbed by the asset (liability), which are passed on to customers through periodic tariff revisions.

Based on the financial instruments denominated in US Dollars at March 31, 2014 the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions, as follows:

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Exchange rate sensitivity analysis (R$/US$)
		Scenario
	March 31, 2014	Probable	25%	50%	-25%	-50%
At March 31, 2014	2.2630	2.2630	2.8288	3.3945	1.6973	1.1315

Consider the above scenarios profit or loss would be impacted as follows:

Exchange rate exposure	March 31, 2014
	Balance	25%	50%	-25%	-50%
Bonds and Debentures - USD	(2,232,984)	(558,246)	(1,116,492)	558,246	1,116,492
Loans and borrowings - USD	(1,291,405)	(322,851)	(645,702)	322,851	645,702
Loans and borrowings - GBP	(206,263)	(51,566)	(103,132)	51,566	103,132

Effect on profit or loss		(932,663)	(1,865,326)	932,663	1,865,326

b)	Sensitivity analysis on changes in interest rates

The Company performed a sensitivity analysis on the interest rates on loans and borrowings and returns on CDI investments with increases and decreases of 25% and 50%, the results of which are presented below:

Exposure interest rate
	March 31, 2014
Operation	Balance	25%	50%	-25%	-50%
Short term investments	1,416,998	37,373	74,747	(37,373)	(74,747)
Securities	120,875	3,188	6,376	(3,188)	(6,376)
Loans and borrowings	(2,427,296)	(64,020)	(128,040)	64,020	128,040

Profit of the period		(23,459)	(46,917)	23,459	46,917

The categories of financial instruments are presented below:

	Financial assets at fair value through profit or loss	Loans and receivables	Total
Assets
Cash and cash equivalents	-	1,505,327	1,505,327
Trade receivables	-	1,128,455	1,128,455
Derivative financial instruments	469,770	-	469,770
Securities	-	120,875	120,875
Dividends receivable	-	131,433	131,433
Judicial deposits	-	358,535	358,535
Other financial assets	-	479,347	479,347

	469,770	3,723,972	4,193,742

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Financial liabilities at fair value through profit or loss	Other financial liabilities	Total
Liabilities
Loans and borrowings	-	(8,983,377)	(8,983,377)
Derivative financial instruments	(313,699)	-	(313,699)
Trade payables	-	(825,409)	(825,409)
Dividends payable	-	(152,274)	(152,274)

	(313,699)	(9,961,060)	(10,274,759)

Capital management

The Company's policy is to maintain a solid capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses, which the Company defines as the result of operating activities divided by total net equity.

25	Fair value hierarchy

Below is the fair value classification of the Company’s financial instruments:

Financial instruments measured at fair value	Level 1	Level 2	Total
At March 31, 2014
Derivative financial assets	-	469,770	469,770
Derivative financial liabilities	-	(313,699)	(313,699)
Pension plan assets	281,142	-	281,142
Securities	-	120,875	120,875

Total	281,142	276,946	558,088

At December 31, 2013
Derivative financial assets	-	513,934	513,934
Derivative financial liabilities	-	(735,793)	(735,793)
Pension plan assets	281,142	-	281,142
Securities	-	87,978	87,978

Total	281,142	(133,881)	147,261

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

26	Pension and post-employment benefit plans

The following is the balance of pension and post-employment benefit plan:

	March 31, 2014	December 31, 2013
Futura	72,386	71,065
Futura II	848	828
COMGÁS	271,677	267,242

Total	344,911	339,135

Pension plans

Defined benefit

The Company's subsidiary Cosan Lubrificantes e Especialidades S.A. has a non-contributory defined benefit pension plan (Futura, formerly Previd Exxon) for certain employees upon retirement. This plan was amended to close it to new entrants and it was approved by the relevant authorities on May 5, 2011. During the quarter ended on March 31, 2014, the amount of contributions totaled R$ 2,277.

Defined contribution

COMGÁS offers a supplementary retirement plan, through a defined contribution Free Benefit Generating Plan (“PGBL”). During the quarter ended on March 31, 2014, employers’ contributions to the plan totaled R$ 8,186. For the quarter ended on March 31, 2014, an actuarial loss of R$ 316 was recognized in other comprehensive income.

27	Share-based payment

At the annual and extraordinary general shareholders’ meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for Cosan S.A.’s executives and employees was approved, authorizing the issue of up to 5% of shares comprising Cosan S.A.’s total capital. This stock option plan was created to attract and retain executives and key employees, offering them the opportunity to become Cosan S.A.’s shareholders.

		Weighted-
	Number of	average
	options	exercise price
At December 31, 2013	9,345,000	23.74
Share options exercised	(190,000)	(24.17)

At March 31, 2014	9,155,000	24.19

Cosan Limited

Notes to the consolidated interim financial statements

For the quarter ended March 31, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

28	Subsequent events

Following the Material Facts dated February 24, 2014, April 01, 2014 and April 15, 2014, the merger of shares issued by ALL – AMÉRICA LATINA LOGÍSTICA S.A. (“ALL”) into RUMO LOGÍSTICA OPERADORA MULTIMODAL S.A. (“Rumo”), Company’s subsidiary, pursuant to article 252 of Law 6,404/76 (“Stock Merger”), was approved at the Extraordinary General Meetings of Rumo and ALL, held on April 08, 2014.

The execution of the Stock Merger is still conditional upon approval by the Brazilian Antitrust Board (“CADE”), the National Transportation Agency (“ANTT”), as well as any other public administration agencies whose prior authorizations are necessary and other conditions precedent contained in the association proposal presented by Rumo to ALL on February 24, 2014 ("Proposal").

In addition to approving the Stock Merger by the Extraordinary General Meetings, its subsidiary
Cosan Infraestrutura S.A. has entered, along with the intervention of the Company and some of its subsidiaries and parent company, into a Shareholders’ Agreement with BNDES PARTICIPAÇÕES S.A. - BNDESPAR, whose effectiveness is also subject to conditions precedent to the fulfillment of the Stock Merger.

In addition to the Shareholders' Agreement with BNDESPAR, the Shareholders Agreement originally signed by Cosan with the funds managed by Gávea Investments and TPG in June 30, 2011, remains valid.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	May 14, 2014	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer